EXECUTION COPY

BUSINESS COMBINATION AGREEMENT

A M O N G:

LUNDIN MINING CORPORATION

- and -

TENKE MINING CORP.

- and -

6749461 CANADA INC.

Dated April 10, 2007

TABLE OF CONTENTS

ARTICLE I GENERAL		2
1.1	Defined Terms	2
1.2	Arrangement	2
1.3	U.S. Tax Matters	2
1.4	Lock Up Agreements	3
ARTICLE II REPRESENTATIONS AND WARRANTIES OF TENKE		3
2.1	Organization and Good Standing	3
2.2	Consents, Authorizations, and Binding Effect	3
2.3	Status of Congo Equity Interests	5
2.4	Reserve Reporting	5
2.5	Insurance	6
2.6	Litigation and Compliance	6
2.7	Public Filings; Financial Statements	7
2.8	Taxes	7
2.9	Pension and Other Employee Plans and Agreements	8
2.10	Labour Relations	8
2.11	Contracts, Etc.	8
2.12	Absence of Certain Changes, Etc.	10
2.13	Subsidiaries	11
2.14	Capitalization	11
2.15	Environmental Matters	12
2.16	Indebtedness	12
2.17	Undisclosed Liabilities	12
2.18	Due Diligence Investigations	13
2.19	U.S. Matters	13
2.20	Competition Act	13
2.21	Fairness Opinion	13
2.22	Brokers	13
ARTICLE III REPRESENTATIONS AND WARRANTIES OF LUNDIN		14
3.1	Organization and Good Standing	14
3.2	Consents, Authorizations, and Binding Effect	14
3.3	Title to Material Assets	15
3.4	Insurance	16
3.5	Litigation and Compliance	17
3.6	Taxes	17
3.7	Public Filings; Financial Statements	18
3.8	Pension and Other Employee Plans and Agreement	19
3.9	Labour Relations	19
3.10	Contracts, Etc	20
3.11	Absence of Certain Changes, Etc.	21
3.12	Subsidiaries	22
3.13	Capitalization	23
3.14	Environmental Matters	24
3.15	Brokers	24
3.16	Indebtedness	24

- ii -

3.17	Undisclosed Liabilities	24
3.18	U.S. Matters	24
3.19	Investment Canada	25
3.20	Due Diligence Investigations	25
ARTICLE IV COVENANTS OF TENKE		25
4.1	Access	25
4.2	Ordinary Course	25
4.3	Insurance	27
4.4	Closing Conditions	28
4.5	Tenke Shareholder Approval	28
4.6	No Shop	28
4.7	Tenke Information Circular	31
ARTICLE V LUNDIN'S COVENANTS		31
5.1	Access	32
5.2	Ordinary Course	32
5.3	Insurance	32
5.4	Lundin Shareholder Approval	33
5.5	Closing Conditions	33
5.6	Stock Exchange Listing	33
5.7	Information in Lundin Information Circular	33
5.8	Amalgamation	33
ARTICLE VI OTHER COVENANTS OF THE PARTIES		33
6.1	Consents and Notices	33
6.2	Information Circulars	34
6.3	Defense of Proceedings	35
6.4	Press Releases	35
ARTICLE VII CONDITIONS TO OBLIGATIONS OF LUNDIN		35
7.1	Conditions Precedent to Completion of Arrangement	35
ARTICLE VIII CONDITIONS TO OBLIGATIONS OF TENKE		36
8.1	Conditions Precedent to Completion of Arrangement	36
ARTICLE IX MUTUAL CONDITIONS PRECEDENT		36
9.1	Mutual Conditions Precedent	36
ARTICLE X CLOSING AND TERMINATION		37
10.1	Closing	38
10.2	Termination of this Agreement	38
10.3	Tenke Termination	40
10.4	Termination Fee	40
10.5	Survival of Representations and Warranties; Limitation	40
ARTICLE XI MISCELLANEOUS		40
11.1	Further Actions	40
11.2	Expenses	41
11.3	Entire Agreement	41
11.4	Descriptive Headings	41
11.5	Notices	41
11.6	Governing Law	42
11.7	Assignability	42
11.8	Remedies	42

- iii -

11.9	Waivers and Amendments	42
11.10	Illegalities	42
11.11	Currency	43
11.12	Counterparts	44
SCHEDULE A		1
CERTAIN DEFINITIONS		1
SCHEDULE B		1
PLAN OF ARRANGEMENT		1
ARTICLE XII INTERPRETATION		1
ARTICLE II PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT		4
ARTICLE III THE ARRANGEMENT		5
3.1	Effectiveness	5
3.2	The Arrangement	5
3.3	Effect of the Arrangement	7
3.4	Post Effective Time Procedures	7
3.5	No Fractional Lundin Shares	8
ARTICLE IV RIGHTS OF DISSENT		8
ARTICLE V CERTIFICATES		9
ARTICLE VI GENERAL		10

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT dated April 10, 2007 is made

A M O N G:

LUNDIN MINING CORPORATION, a corporation incorporated and existing under the Canada Business Corporations Act

(hereinafter referred to as "Lundin")

- and -

TENKE MINING CORP, a corporation incorporated and existing under the Canada Business Corporations Act

(hereinafter referred to as "Tenke")

- and -

6749461 CANADA INC., a corporation incorporated and existing under the Canada Business Corporations Act

(hereinafter referred to as "Newco")

WHEREAS the parties hereto have agreed, subject to the satisfaction of certain conditions precedent, to enter into the Arrangement (as hereinafter defined) pursuant to Section 192 of the Canada Business Corporations Act (the "CBCA") pursuant to which, among other things:

(a)

Tenke will convey its South American Assets (as hereinafter defined) and cash in the amount of U.S.$5,000,000 to Newco in exchange for Newco Shares;

(b)

Tenke will re-designate the outstanding Tenke Shares as "Class B Shares" and create a new class of shares to be designated as "Class A Shares";

(c)

Tenke Shareholders will exchange their Class B Shares for Class A Shares of Tenke and Newco Shares; and

(d)

all Class A Shares held by the Tenke Shareholders (other than Dissenting Shareholders) will be exchanged with Lundin for Lundin Shares on the basis of 1.73  Lundin Shares and $0.001 for each Class A Share;

AND WHEREAS, the parties hereto wish to make certain representations, warranties, covenants and agreements in connection with the Arrangement;

NOW, THEREFORE, in consideration of the mutual benefits to be derived and the representations and warranties, conditions and promises herein contained and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged) and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
GENERAL

1.1

Defined Terms

Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Schedule A.

1.2

Arrangement

(a)

The parties hereto agree to effect the transactions contemplated hereby, including the Arrangement, on the terms and subject to the conditions set forth herein and in the other Transaction Documents and to execute, deliver and perform their obligations under the respective Transaction Documents to which they are party.

(b)

As soon as reasonably practicable following the execution and delivery of this Agreement: (i) Tenke shall file, proceed with and diligently prosecute an application to the Court for the Interim Order; (ii) Tenke shall call and hold the Tenke Meeting for the purpose of approving the Tenke Arrangement Resolution; (iii) Lundin shall call and hold the Lundin Meeting for the purpose of approving the Lundin Resolution; and (iv) Tenke shall prepare and mail the Tenke Information Circular to the Tenke Shareholders and Lundin shall prepare and mail the Lundin Information Circular to the Lundin Shareholders, respectively.

(c)

If the Tenke Arrangement Resolution is approved at the Tenke Meeting, and the Lundin Resolution is approved at the Lundin Meeting, Tenke shall, as soon as practicable thereafter, proceed with and diligently pursue an application for the Order and Lundin, Newco, Tenke and the Tenke Shareholders shall complete the Arrangement in the manner contemplated by the Plan of Arrangement annexed as Schedule "B" hereto.

(d)

Tenke shall permit Lundin and its advisors to review and comment on drafts of all material to be filed by Tenke with the Court, including the Tenke Information Circular and any supplement or amendment thereto and shall provide Lundin with any notice of appearance and evidence served on Tenke in respect of the Interim Order and the Offer.

(e)

Lundin shall permit Tenke and its advisors to review and comment on the Lundin Information Circular and any supplement or amendment thereto.

1.3

U.S. Tax Matters

Lundin and Tenke intend to adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation section 1.368-2(g) and to treat the Arrangement as a "reorganization" within the meaning of section 368(a)(1) of the U.S. Internal Revenue Code.  To that end, it is acknowledged that: (a) the exchange of securities pursuant to the Plan of Arrangement; and (b) the amalgamation which Lundin has covenanted to effect pursuant to Section 5.9 hereof are interdependent steps in a single transaction, to which the parties hereto are legally committed as provided herein and which may be fairly characterized as a statutory merger or consolidation within the meaning of section 368(a)(1)(A) of the U.S. Internal Revenue Code.  However, Lundin makes no representation or warranty to Tenke, any Tenke Shareholder, or any holder of Tenke securities (including without limitation any holder of options) regarding the U.S. federal income tax consequences to Tenke, any Tenke shareholder, or any holder of Tenke securities of the Arrangement.

1.4

Lock Up Agreements

(a)

Tenke acknowledges and consents to Lundin entering into the Tenke Lock Up Agreements and further acknowledges and agrees that Lundin would not enter into this Agreement without entering into the Tenke Lock Up Agreements.

(b)

Lundin acknowledges and consents to Tenke entering into the Lundin Lock Up Agreements and further acknowledges and agrees that Tenke would not enter into this Agreement without entering into the Lundin Lock Up Agreements.

ARTICLE II
REPRESENTATIONS AND WARRANTIES OF TENKE

Tenke represents and warrants to and in favour of Lundin and acknowledges that the other parties hereto are relying on such representations and warranties in connection with this Agreement and the transactions contemplated herein:

2.1

Organization and Good Standing

(a)

Except as set forth in Section 2.1(a) of the Tenke Disclosure Letter, each Tenke Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of its jurisdiction of incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions (which are listed in Section 2.1(a) of the Tenke Disclosure Letter) where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Tenke or on any such company.  Except for the South American Holding Companies and Tenke Holdings, or as listed in Section 2.1 of the Tenke Disclosure Letter, there are no subsidiaries of Tenke and none of Tenke's subsidiaries has any subsidiaries.

(b)

Each of Tenke and Tenke Holdings has the corporate power and authority to own, lease or operate its properties and to carry on its business as now conducted.

2.2

Consents, Authorizations, and Binding Effect

(a)

Tenke may execute, deliver and perform this Agreement and each other Transaction Document to which it is a party without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)

those disclosed in Section 2.2(a) of the Tenke Disclosure Letter;

(ii)

consents, approvals, authorizations and waivers which have been obtained and are unconditional, and in full force and effect, and notices which have been given on a timely basis;

(iii)

the approval of the Tenke Arrangement Resolution by the holders of not less than 66 2/3% of the Tenke Shares represented in person or by proxy at the Tenke Meeting;

(iv)

the issue of the Final Order by the Court;

(v)

the filing of Articles of Arrangement with the Director under the CBCA; or

(vi)

those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Tenke or Newco from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Tenke or Tenke Holdings.

(b)

Each of Newco and Tenke has full corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and to complete the Arrangement subject, in the case of Tenke, to the approval of the Tenke Shareholders at the Tenke Meeting in accordance with the Interim Order.

(c)

The Board of Directors of Tenke has unanimously (other than those Directors who abstained from voting): (i) approved the Arrangement and the execution, delivery and performance of this Agreement and each other Transaction Document to which they are party; (ii) determined that the exchange ratio of the Class A Shares into Lundin Shares and the nominal cash payable in respect of such exchange pursuant to the Arrangement is fair to holders of Tenke Shares and Tenke Options and the Arrangement is in the best interests of Tenke; and (iii) directed that the Tenke Arrangement Resolution be submitted to the Tenke Shareholders at the Tenke Meeting, and unanimously recommended approval thereof.

(d)

This Agreement has been duly executed and delivered by Tenke and Newco and constitutes a legal, valid, and binding obligation of each of Tenke and Newco, enforceable against each of them in accordance with its terms, except:

(i)

as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(e)

The execution, delivery, and performance of this Agreement and each Transaction Document to which it is a party by each of Tenke and Newco will not:

(i)

constitute a violation of the Certificate or Articles of Incorporation (or like charter documents) or By-laws, each as amended, of Tenke or Newco;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which any Tenke Group Member is a party or as to which any of its property is subject which would have a Material Adverse Effect on Tenke;

(iii)

constitute a violation of any Law applicable or relating to any Tenke Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on Tenke; or

(iv)

result in the creation of any Lien upon any of the assets of any Tenke Group Member other than such Liens as would not have a Material Adverse Effect on Tenke.

(f)

No Tenke Group Member or any Affiliate or Associate of any Tenke Group Member beneficially owns or has the right to acquire a beneficial interest in any Lundin Shares.

2.3

Status of Congo Equity Interests

(a)

The Shareholder's Agreement is a valid and subsisting agreement in full force and effect, enforceable in accordance with its terms and Tenke Holdings is not in default of any of the material provisions of any such agreement, nor has any such default been alleged; nor is Tenke aware of any disputes with respect thereto.

(b)

Tenke has not received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by TFM which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, Tenke has not received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations or permits held by TFM nor has it received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocations, modifications, or cancellations, would have a Material Adverse Effect.

(c)

TFM has sufficient title and rights to the mineral reserves and resources and sufficient title to the associated real property to operate a mine and extract and sell minerals as contemplated in the Feasibility Study.

2.4

Reserve Reporting

The information set forth in the Tenke Securities Documents relating to the estimates of mineral reserves and resources has been reviewed and verified by Tenke or independent consultants to Tenke as disclosed in the Tenke Securities Documents and, except as disclosed in the Tenke Securities Documents, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators or the requirements of the Securities Exchange Commission of the United States of America ("SEC"), and the method of estimating the mineral reserves and resources has been verified to current industry standards and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and, to the best of Tenke's knowledge, there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Tenke Securities Documents.

2.5

Insurance

The Tenke Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations or other entities of a size and carrying on businesses of the type carried on by Tenke and cover all risks prudently and reasonably foreseeable in the question of its business.  All such policies shall remain in full force and effect and shall not be cancelled or otherwise terminated as a result of the transactions contemplated hereof.

2.6

Litigation and Compliance

(a)

Except as to the matters described in Section 2.6(a) of the Tenke Disclosure Letter there are no actions, suits, claims or proceedings, whether in equity or at law or, any Governmental investigations pending or threatened:

(i)

against or affecting any Tenke Group Member or with respect to or affecting any asset or property owned, leased or used by any Tenke Group Member; and

(ii)

which question or challenge the validity of this Agreement, any other Transaction Document or the Arrangement or any action taken or to be taken pursuant to this Agreement, any other Transaction Document or the Arrangement;

nor is Tenke aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Tenke and Tenke Holdings have conducted and are conducting their respective businesses in compliance with, and are not in default or violation under, and have not received notice asserting the existence of any default or violation under, any Law applicable to their respective businesses or operations, except for non-compliance, defaults and violations which would not, in the aggregate, have a Material Adverse Effect.

(c)

Except as described in Section 2.6(c) of the Tenke Disclosure Letter, neither Tenke nor Tenke Holdings nor any of their respective assets, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on Tenke or Tenke Holdings or which is reasonably likely to prevent Tenke from performing its obligations under this Agreement or any other Transaction Document.

(d)

Except as described in Section 2.6(d) of the Tenke Disclosure Letter, Tenke has duly filed all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with its business and operations, except where the failure to do so has not had and will not have a Material Adverse Effect on Tenke.

2.7

Public Filings; Financial Statements

(a)

Tenke has filed all documents required pursuant to Canadian Securities Laws, (the "Tenke Securities Documents").  As of their respective dates, the Tenke Securities Documents complied in all material respects with the then applicable requirements of Canadian Securities Laws, and, at the respective times they were filed, none of the Tenke Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading.  Tenke has not filed any confidential material change reports which have not at the date hereof become public knowledge.

(b)

The consolidated financial statements (including, in each case, any notes thereto and related management discussion and analysis) of Tenke included in the Tenke Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Tenke and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Tenke and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein).  Except as disclosed in the Tenke Securities Documents or in Section 2.7(b) of the Tenke Disclosure Letter, Tenke has not, since December 31, 2006, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c)

Tenke is a "reporting issuer" (or its equivalent) under Canadian Securities Laws of each of the Provinces of British Columbia, Alberta, Saskatchewan, Ontario and Quebec.  Tenke is not currently in default in any material respect of any requirement of Canadian Securities Laws and Tenke is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d)

There has not been any reportable event (within the meaning of NI 51-102 of the Canadian Securities Administrators) since December 31, 2006 with the present or former auditors of Tenke.

(e)

Except as disclosed in the Tenke Securities Documents, there are no contracts with Tenke, on the one hand, and: (i) any officer or director of the Tenke Group; (ii) any holder of 5% or more of the equity securities of Tenke; or (iii) an associate or affiliate of a person in (i) or (ii), on the other hand.

2.8

Taxes

Except as described in Section 2.8 of the Tenke Disclosure Letter, each Tenke Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, and the statute of limitations for the assessment of Taxes has expired for all Tax Returns of the Tenke Group or those Tax Returns have been examined by the appropriate taxing authorities for all periods through December 31, 2005.  All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Tenke.  Tenke's most recent audited consolidated financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Tenke Group Members for all taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Tenke Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Tenke Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Tenke Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending.  Each Tenke Group Member has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable legislation.  Each Tenke Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes.  There are no Liens for Taxes upon any asset of Tenke except Liens for taxes not yet due.

2.9

Pension and Other Employee Plans and Agreements

Other than the Tenke Stock Option Plan, a health and benefits plan maintained for its President,  and as set forth in the Section 2.9 of the Tenke Disclosure Letter, Tenke does not maintain or contribute to any Employee Plan.

2.10

Labour Relations

(a)

No employees of any Tenke Group Member are covered by any collective bargaining agreement.

(b)

Except as described in Section 2.10 of the Tenke Disclosure Letter:

(i)

there are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Tenke, threatened with respect to the employees of any Tenke Group Member; and

(ii)

to the best of Tenke's knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Tenke Group Member.

2.11

Contracts, Etc.

(a)

Except for contracts, agreements, leases and commitments entered into in the ordinary course of business, or which have been filed as Tenke Securities Documents or as listed in Section 2.11 of the Tenke Disclosure Letter, as of the date hereof, no Tenke Group Member is a party to or bound by any Contract:

(i)

relating to capital expenditures or improvements in excess of $250,000 in the aggregate;

(ii)

by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii)

which will be at the Closing Date secured by a lien upon any assets, rights or properties as security for an obligation;

(iv)

relating to the employment of any employees or the rights of employees on severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days' notice or less;

(vi)

which contemplates payment on or as a result of a change of control of any Tenke Group Member (whether on termination of such agreement, on occurrence of any other event or circumstance, or after notice or lapse of time or otherwise);

(vii)

with any director or officer, former director or officer, shareholder or any person not dealing at arm's length with Tenke or such Tenke Group Member;

(viii)

with a bank or other financial institution relating to borrowed money;

(ix)

relating to the existence or creation or purchase or sale of any bonds, debentures, notes or long-term debts;

(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi)

relating to the acquisition or disposition of any shares or securities of any entity;

(xii)

relating to the acquisition or disposition or lease of any business operations or real property;

(xiii)

limiting or restraining any Tenke Group Member from engaging in any activities or competing with any person;

(xiv)

concerning the lease of any machinery or equipment pursuant to which payments thereunder exceed $250,000 in the aggregate;

(xv)

which involves the use of a derivative, including any forward contracts or options; or

(xvi)

relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Each Tenke Group Member and, to the knowledge of Tenke, each of the other parties thereto is in compliance with all covenants under any Contract and no default has occurred which, with notice or lapse of time or both would directly or indirectly constitute such a default under any Contract, except for such non-compliance or default as has not had and will not have a Material Adverse Effect on the Tenke Group.

2.12

Absence of Certain Changes, Etc.

Except as described in the Tenke Securities Documents or Section 2.12 of the Tenke Disclosure Letter or pursuant to this Agreement, since December 31, 2006:

(a)

there has been no Material Adverse Change to Tenke;

(b)

Tenke has not:

(i)

sold, transferred, distributed or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii)

incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on Tenke;

(iii)

prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment not reflected in the capital budget for the 2007 fiscal year approved by Tenke, a copy of which has been provided to Lundin;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreements or past practice;

(v)

conducted its operations otherwise than in all material respects in the normal course of business;

(vi)

entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business;

(vii)

effected any material change in the practices followed by the Tenke Group in calculating bad debts, contingencies, or other reserves; or

(viii)

agreed or committed to do any of the foregoing;

(c)

there has not been any declaration, setting aside or payment of any dividend or other distribution with respect to Tenke's capital stock; and

(d)

Tenke and, to the knowledge of Tenke, each of the other parties thereto, is in compliance with all covenants under any Contract and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance or default as has not had and will not have a Material Adverse Effect on the Tenke Group.

2.13

Subsidiaries

(a)

Section 2.1 of the Tenke Disclosure Letter sets forth with respect to Tenke, Tenke Holdings and TF Holdings:

(i)

its jurisdiction of incorporation; and

(ii)

the percentage of each class of its equity securities owned, directly or indirectly, by Tenke.

(b)

Except as set forth in Section 2.1 of the Tenke Disclosure Letter, all of the outstanding shares of the capital of each of Tenke Holdings and TF Holdings owned of record or beneficially by Tenke are so owned free and clear of all Liens.  Except with respect to the Tenke Holdings, TF Holdings and TFM, the South American Holding Companies and the subsidiaries listed in Section 2.1 of the Tenke Disclosure Letter, Tenke does not own, directly or indirectly, any material equity interest of or in any entity or enterprise organized under the Laws of any domestic or foreign jurisdiction.

(c)

All outstanding shares of the capital stock of or other equity interests in each of Tenke Holdings and TF Holdings owned of record or beneficially by Tenke or Tenke Holdings have been duly authorized and are validly issued, fully paid and non-assessable.

(d)

Except as described in the Tenke Securities Documents or in Section 2.13 of the Tenke Disclosure Letter, there are no authorized, outstanding or existing:

(i)

proxies, voting trusts, or other agreements or understandings with respect to the voting of the shares of Tenke Holdings or TF Holdings granted, extended or entered into by Tenke or Tenke Holdings; or

(ii)

agreements, options, warrants, or other rights capable of becoming agreements, options, warrants or other rights to purchase or subscribe for any capital shares of, or securities convertible into or exchangeable for any of the shares of Tenke Holdings or TF Holdings granted, extended or entered into by Tenke or Tenke Holdings.

2.14

Capitalization

(a)

At the date hereof the authorized capital stock of Tenke consists of an unlimited number of Tenke Shares, of which 59,955,829 Tenke Shares were outstanding as of the date of this Agreement.

(b)

Except as set forth in Section 2.14(b) of the Tenke Disclosure Letter, no shares of capital stock or other voting securities of Tenke are issued, reserved for issuance or outstanding.

(c)

All the outstanding Tenke Shares have been duly authorized and are validly issued, fully paid and non-assessable, free of pre-emptive rights.

(d)

Except as described above or in Section 2.14(d) of the Tenke Disclosure Letter, there are no authorized, outstanding or existing:

(i)

voting trusts or other agreements or understandings with respect to the voting of any Tenke Shares to which any Tenke Group Member is a party;

(ii)

securities issued by any Tenke Group Member that are convertible into or exchangeable for any capital stock of Tenke;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any capital shares of Tenke or securities convertible into or exchangeable for any capital shares of Tenke, in each case granted, extended or entered into by any Tenke Group Member;

(iv)

agreements of any kind to which any Tenke Group Member is party relating to the issuance of any capital stock of Tenke, any convertible or exchangeable securities, or any options, warrants, or rights, or requiring Tenke to qualify securities of any Tenke Group Member for distribution by prospectus under Canadian Securities Laws; or

(v)

agreements of any kind which may obligate Tenke to issue or purchase any of its securities.

2.15

Environmental Matters

Each Tenke Group Member is in compliance with all applicable Environmental Laws except where such non-compliance would not have a Material Adverse Effect on the Tenke Group. No Tenke Group Member is the subject of: (i)  any proceeding, application, order or directive which relates to any environmental, health or safety matter; or (ii) any demand or notice with respect to any Environmental Laws.  Each Tenke Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements through obtaining reclamation bonds or otherwise to discharge such reclamation obligations.

2.16

Indebtedness

As at the date of this Agreement, except as set out in Section 2.16 of the Tenke Disclosure Letter, no indebtedness for borrowed money was owing or guaranteed by Tenke.

2.17

Undisclosed Liabilities

Except as set forth in Section 2.17 of the Tenke Disclosure Letter, there are no material liabilities of the Tenke Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which Tenke may become liable on or after the consummation of the transactions contemplated hereby other than:

(a)

liabilities disclosed on or reflected or provided for in the most recent financial statements of Tenke included in the Tenke Securities Documents; and

(b)

liabilities incurred in the ordinary and usual course of business of the Tenke Group and attributable to the period since December 31, 2006, none of which has had or may reasonably be expected to have a Material Adverse Effect on Tenke.

2.18

Due Diligence Investigations

(a)

The books and records of the Tenke Group made available to Lundin, or its representatives or Advisers, in connection with their due diligence investigations are the original books and records of such entities or true copies of such original books and records and contain copies of all proceedings of the directors, shareholders and other securityholders of such entities (or certified copies thereof).

(b)

All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Tenke Group or any member thereof provided by any Tenke Group Member or any of its Advisers to Lundin is true, accurate and complete in all material respects.

2.19

U.S. Matters

(a)

The assets and property of Tenke and the Tenke Group are located outside of the United States of America and did not generate sales in or into the United States of America exceeding U.S.$59.8 million during Tenke's most recent fiscal year.

(b)

As of the date hereof, Tenke is a "foreign private issuer" as defined in Rule 405 under the United States Securities Act of 1933, as amended.

(c)

Tenke is not registered, and is not required to be registered, under the United States Investment Company Act of 1940, as amended.

2.20

Competition Act

The transactions contemplated by this Agreement are not subject to notification under Part IX of the Competition Act (Canada) as neither Tenke's assets in Canada nor its gross revenues from sales in or from Canada, exceed the thresholds set out in Section 110 of the Competition Act (Canada), as determined in accordance with the Notifiable Transaction Regulations thereto.

2.21

Fairness Opinion

The Board of Directors of Tenke has received an opinion from Dundee Securities Corporation that the terms and conditions of this Agreement and the Arrangement contemplated hereby are fair from a financial point of view to the holders of Tenke Shares.

2.22

Brokers

Except as set forth in Section 2.22 of the Tenke Disclosure Letter, no Tenke Group Members or their respective Associates, Affiliates or Advisors have retained any broker or finder in connection with the Arrangement or the other transactions contemplated hereby, nor have any of the foregoing incurred any liability to any broker or finder by reason of any such transaction.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF LUNDIN

Lundin hereby represents and warrants to Tenke as follows and acknowledges that Tenke is relying on such representations and warranties in entering into this Agreement and completing the transactions contemplated herein:

3.1

Organization and Good Standing

(a)

Except as set forth in Section 3.1(a) of the Lundin Disclosure Letter, Lundin and each Lundin Group Member is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation and is qualified to transact business and is in good standing as a foreign corporation in the jurisdictions (which are listed in Section 3.1(a) of the Lundin Disclosure Letter) where it is required to qualify in order to conduct its business as presently conducted, except where the failure to be so qualified would not have a Material Adverse Effect on Lundin.  Except as listed in Section 3.1 of the Lundin Disclosure Letter, there are no subsidiaries of Lundin and none of Lundin's subsidiaries has any subsidiaries.

(b)

Each Lundin Group Member has the corporate power and authority to own, lease, or operate its properties and to carry on its business as now conducted.

3.2

Consents, Authorizations, and Binding Effect

(a)

Lundin and each Lundin Group Member may execute, deliver, and perform this Agreement and each other Transaction Document to which it is party without the necessity of obtaining any consent, approval, authorization or waiver, or giving any notice or otherwise, except:

(i)

the approval of the Lundin Resolution by a simple majority of the Lundin Shareholders present in person or by proxy at the Lundin Meeting;

(ii)

those disclosed in Section 3.2(a) of the Lundin Disclosure Letter;

(iii)

consents, approvals, authorizations and waivers, which have been obtained, and are unconditional and in full force and effect and notices which have been given on a timely basis; or

(iv)

those which, if not obtained or made, would not prevent or delay the consummation of the Arrangement or otherwise prevent Lundin from performing its obligations under this Agreement and would not be reasonably likely to have a Material Adverse Effect on Lundin or the Lundin Group.

(b)

Lundin has the full power and authority to execute and deliver this Agreement and each other Transaction Document to which it is party and to perform its obligations hereunder and to complete the Arrangement.

(c)

The Directors of Lundin have unanimously (other than those Directors who abstained from voting) approved this Agreement and each other Transaction Document to which Lundin is party.

(d)

This Agreement has been duly executed and delivered by Lundin and constitutes the legal, valid, and binding obligation of Lundin enforceable against it in accordance with its terms, except:

(i)

as may be limited by bankruptcy, reorganization, insolvency and similar Laws of general application relating to or affecting the enforcement of creditors' rights or the relief of debtors; and

(ii)

that the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defences and to the discretion of the court before which any proceeding therefor may be brought.

(e)

The execution, delivery, and performance of this Agreement and each Transaction Document to which it is party by Lundin will not:

(i)

constitute a violation of the Certificate or Articles of Incorporation (or like charter documents) or By-Laws, each as amended, of any Lundin Group Member;

(ii)

conflict with, result in the breach of or constitute a default or give to others a right of termination, cancellation, creation or acceleration of any obligation under, or the loss of any material benefit under or the creation of any benefit or right of any third party under any Contract, permit or license to which any Lundin Group Member is a party or as to which any of its property is subject which would in any such case have a Material Adverse Effect on the Lundin Group;

(iii)

constitute a violation of any Law applicable or relating to any Lundin Group Member or their respective businesses except for such violations which would not have a Material Adverse Effect on any Lundin Group Member; or

(iv)

result in the creation of any Lien upon any of the assets of any Lundin Group Member, other than such Liens as would not have a Material Adverse Effect on the Lundin Group; and

(v)

the Lundin Shares issuable pursuant to this Agreement and any other Transaction Document will, at the Effective Time, have been duly created and be duly and validly issued as fully paid and non-assessable common shares in the capital of Lundin.

3.3

Title to Material Assets

(a)

Other than as disclosed in the Lundin Security Documents, Lundin and, where applicable, each Lundin Group Member, is the absolute legal and beneficial owner of all of its material assets, including, without limitation, all mining claims, concessions, licenses and leases or other instruments conferring mineral rights comprising its existing properties.  No other property rights are necessary for the conduct of Lundin's or any Lundin Group Member's business, as currently conducted.

(b)

Lundin has no responsibility or obligation, nor has any other Lundin Group Member, to pay any commission, royalty or similar payment to any person with respect to its property rights relating to the material assets of Lundin or any other Lundin Group Member, including, without limitation, the mining claims, concessions, licenses and leases or other instruments conferring the mineral rights comprising its existing properties, other than as disclosed in the Lundin Securities Documents.

(c)

Any and all agreements pursuant to which Lundin and each Lundin Group Member holds any of its material assets, are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms; Lundin is not nor is any Lundin Group Member in default of any of the material provisions of any such agreements, including, without limitation, failure to fulfil any payment or work obligation thereunder nor has any such default been alleged; Lundin is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, all exploration permits, leases, licenses, concessions, patented and unpatented claims pursuant to which Lundin and each Lundin Group Member derives its interest in such material assets are in good standing and there has been no material default under any such exploration permits, leases, licenses, concessions, patented and unpatented claims and all real or other property taxes required to be paid with respect to such assets to the date hereof have been paid.

(d)

Neither Lundin nor any other Lundin Group Member has received any notice of proceedings relating to the revocation or modification of any material certificate, authority, permit or license necessary to conduct the business now owned or operated by it which, if the subject of an unfavourable decision, ruling or finding would have a Material Adverse Effect. In particular, without limiting the generality of the foregoing, neither Lundin nor any other Lundin Group Member has received any notice of proceedings relating to the revocation or modifications of any material mining or exploration authorizations, permits or licenses, nor have any of them received notice of the revocation or cancellation of, or any intention to revoke or cancel, any mining claims, groups of claims, exploration rights, concessions or leases where such proceedings, revocation, modifications, or cancellations, would have a Material Adverse Effect.

(e)

The information set forth in the Lundin Securities Documents relating to the estimates of mineral reserves and resources has been reviewed and verified by Lundin or independent consultants to Lundin as disclosed in the Lundin Securities Documents  and, except as disclosed in the Lundin Securities Documents, the mineral reserve and resource information has been prepared in accordance with Canadian industry standards set forth in National Instrument 43-101 of the Canadian Securities Administrators, and the method of estimating the mineral reserves and resources has been verified by mining experience and the information upon which the estimates of reserves and resources were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof except as disclosed in the Lundin Securities Documents.

3.4

Insurance

The Lundin Group Members have their respective businesses and properties insured against loss or damage with coverage of types and in amounts consistent with the types and amounts of insurance maintained by corporations and other entities of a size and carrying on business of a type carried on by Lundin.

3.5

Litigation and Compliance

(a)

Except as to the matters described in Section 3.5(a) of the Lundin Disclosure Letter, there are no actions, suits, claims or proceedings, whether in equity or at law, or any Governmental investigations pending or threatened:

(i)

against or affecting any Lundin Group Member or with respect to or affecting any asset or property owned, leased or used by any Lundin Group Member; or

(ii)

which question or challenge the validity of this Agreement, any other Transaction Document or the Arrangement or any action taken or to be taken pursuant to the Agreement or any other Transaction Document;

nor is Lundin aware of any basis for any such action, suit, claim, proceeding or investigation.

(b)

Each Lundin Group Member has conducted and is conducting its business in compliance with, and is not in default or violation under, and has not received notice asserting the existence of any default or violation under, any Law applicable to the businesses or operations of the Lundin Group, except for non-compliance, defaults, and violations which would not, in the aggregate, have a Material Adverse Effect on the Lundin Group.

(c)

Except as described in Section 3.5(c) of the Lundin Disclosure Letter, no Lundin Group Member, and no asset of any Lundin Group Member, is subject to any judgment, order or decree entered in any lawsuit or proceeding which has had, or which is reasonably likely to have, a Material Adverse Effect on the Lundin Group or which is reasonably likely to prevent Lundin from performing its obligations under this Agreement, or any other Transaction Document.

(d)

Except as described in Section 3.5(d) of the Lundin Disclosure Letter, each Lundin Group Member has duly filed or made all reports and returns required to be filed by it with any Government and has obtained all permits, licenses, consents, approvals, certificates, registrations and authorizations (whether Governmental, regulatory or otherwise) which are required in connection with the business and operations of the Lundin Group, except where the failure to do so has not had and will not have a Material Adverse Effect on the Lundin Group.

3.6

Taxes

Except as described in Section 3.6 of the Lundin Disclosure Letter, each Lundin Group Member has timely filed, or has caused to be timely filed on its behalf, all Tax Returns required to be filed by it, all such Tax Returns are complete and accurate in all material respects, and the statute of limitations for the assessment of Taxes has expired for all Tax Returns of the Lundin Group or those Tax Returns have been examined by the appropriate taxing authorities for all periods through December 31, 2006.  All Taxes shown to be due on such Tax Returns, or otherwise owed, have been timely paid, other than those which are being contested in good faith and in respect of which adequate reserves have been provided in the most recently published financial statements of Lundin.  Lundin's most recent audited consolidated financial statements reflect a reserve in accordance with GAAP for all Taxes payable by the Lundin Group Members for all taxable periods and portions thereof through the date of such financial statements.  No deficiency with respect to any Taxes has been proposed, asserted or assessed in writing against any Lundin Group Member, there are no actions, suits, proceedings, investigations or claims pending or threatened against any Lundin Group Member in respect of Taxes or any matters under discussion with any Government relating to Taxes, in each case which are likely to have a Material Adverse Effect on the Lundin Group, and no waivers or written requests for waivers of the time to assess any such Taxes are outstanding or pending.  Each Lundin Group Member has withheld from each payment made to any of their past or present employees, officers or directors, and to any non-resident of Canada, the amount of all Taxes required to be withheld therefrom and have paid the same to the proper tax or receiving officers within the time required under applicable legislation.  Each Lundin Group Member has remitted to the appropriate tax authorities all amounts collected by it in respect of federal goods and services tax and provincial or harmonized sales taxes.  There are no Liens for Taxes upon any asset of the Lundin Group except Liens for taxes not yet due.

3.7

Public Filings; Financial Statements

(a)

Lundin has filed all documents required pursuant to Canadian Securities Laws and U.S. Securities Laws, (the "Lundin Securities Documents").  As of their respective dates, the Lundin Securities Documents complied in all material respects with the then applicable requirements of the Canadian Securities Laws and U.S. Securities Laws, and, at the respective times they were filed, none of the Lundin Securities Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make any statement therein, in light of the circumstances under which it was made, not misleading.  Lundin has not filed any confidential disclosure reports which have not at the date hereof become public knowledge.

(b)

The consolidated financial statements (including, in each case, any notes thereto) of Lundin included in the Lundin Securities Documents were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated assets, liabilities and financial condition of Lundin and its consolidated subsidiaries as of the respective dates thereof and the consolidated earnings, results of operations and changes in financial position of Lundin and its consolidated subsidiaries for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein).  Except as disclosed in the Lundin Securities Documents or in Section 3.7(b) of the Lundin Disclosure Letter, Lundin has not, since December 31, 2006, made any change in the accounting practices or policies applied in the preparation of its financial statements.

(c)

Lundin is a "reporting issuer" (or its equivalent) under Canadian Securities Laws of each of the Provinces of British Columbia, Alberta, Ontario, Quebec and Nova Scotia.  Lundin is not currently in default in any material respect of any requirement of Canadian Securities Laws and Lundin is not included on a list of defaulting reporting issuers maintained by any of the securities commissions or similar regulatory authorities in each of such Provinces.

(d)

There has not been any reportable event (within the meaning of NI 51-102 of the Canadian Securities Administrators) since December 31, 2006 with the present or former auditors of the Lundin Group.

3.8

Pension and Other Employee Plans and Agreement

Except as described in Section 3.8 of the Lundin Disclosure Letter:

(a)

Lundin and each Lundin Group Member have complied, in all material respects, with all of the terms of the Employee Plans maintained or contributed to by each Lundin Group Member and of all other employee compensation and benefit obligation of each Lundin Group Member, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon each Lundin Group Member (the "Lundin Group Employee Plans") and all Lundin Group Employee Plans maintained by or binding upon any Lundin Group Member are fully funded and in good condition with such regulatory authorities as may be applicable and no notice of underfunding, non-compliance, failure to be in good standing or otherwise has been received by any Lundin Group Member from any such regulatory authority;

(b)

No action has been taken, no event has occurred and no condition or circumstance exists that has resulted in or could reasonably be expected to result in any Lundin Group Employee Plan maintained or binding upon any Lundin Group Member being ordered or required to be terminated or wound up in whole or in part or having its registration under applicable legislation refused or revoked, or being placed under the administration of any trustee or receiver or regulatory authority; and

(c)

Neither the execution of this Agreement or the other Transaction Documents nor the completion of the transactions contemplated hereby and thereby will: (i) result in any payment (including, without limitation, severance, unemployment compensation, termination or otherwise) becoming due or potentially becoming due under any Lundin Group Employee Plan or under any agreement with any director, officer or employee of any Lundin Group Member;  (ii) increase any benefits otherwise payable under any Lundin Group Employee Plan or any such agreement; or (iii) result in the acceleration of the time of payment or vesting of any such benefits or any such plan or agreement.

3.9

Labour Relations

(a)

Except as described in Section 3.9 of the Lundin Disclosure Letter, no employees of any Lundin Group Member are covered by any collective bargaining agreement.

(b)

Except as described in Section 3.9 of the Lundin Disclosure Letter:

(i)

there are no representation questions, arbitration proceedings, labour strikes, slow-downs or stoppages, material grievances, or other labour troubles pending or, to the knowledge of Lundin, threatened with respect to the employees of any Lundin Group Member; and

(ii)

to the best of Lundin's knowledge, there are no present or pending applications for certification (or the equivalent procedure under any applicable Law) of any union as the bargaining agent for any employees of any Lundin Group Member.

3.10

Contracts, Etc

(a)

Except for contracts, agreements, leases and commitments entered into in the ordinary course of business, or which have been filed as Lundin Securities Documents or as listed in Section 3.10 of the Lundin Disclosure Letter, no Lundin Group Member is a party to or bound by any Contract:

(i)

relating to capital expenditures or improvements in excess of $250,000 in the aggregate;

(ii)

by which title to any assets, rights or properties is retained by a third party as security for an obligation;

(iii)

which will be at the Effective Date secured by a Lien upon any assets, rights or properties as security for an obligation;

(iv)

relating to the employment of any employees or the rights of employees upon severance or termination;

(v)

relating to management, consulting or any other similar type of Contract which involves an amount exceeding $50,000 per annum, excluding those which may be terminated without penalty on 90 days' notice or less;

(vi)

which contemplates payment on or as a result of a change of control of any Lundin Group Member (whether on termination of such agreement, on occurrence of any other event or circumstances, or after notice or lapse of time or otherwise);

(vii)

with any director or officer, former director or officer, shareholder or any person not dealing at arm's length with the Lundin Group;

(viii)

with a bank or other financial institution relating to borrowed money;

(ix)

relating to the existence, creation, purchase or sale of any bonds, debentures, notes or long-term debts;

(x)

relating to outstanding letters of credit or constituting an agreement of guarantee or indemnification of the obligations or liabilities (contingent or otherwise) of any other person or relating to commitments to purchase the assets of any other person or to guarantee the price thereof;

(xi)

relating to the acquisition or disposition of any shares or securities of any entity;

(xii)

relating to the acquisition, disposition or lease of any business operations or real property;

(xiii)

limiting or restraining any Lundin Group Member from engaging in any activities or competing with any person;

(xiv)

concerning the lease of any machinery or equipment pursuant to which payments thereunder exceed $250,000 in the aggregate;

(xv)

which involves the use of a derivative, including any forward contracts or options; or

(xvi)

relating to the existence or creation of any bona fide offer of an opportunity (including a joint venture opportunity) to any person.

(b)

Each Lundin Group Member and, to the knowledge of Lundin, each of the other parties thereto, is in compliance with all covenants under, and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance or default as has not had and will not have a Material Adverse Effect on the Lundin Group.

3.11

Absence of Certain Changes, Etc.

Except as described in the Lundin Securities Documents or in Section 3.11 of the Lundin Disclosure Letter or pursuant to this Agreement, since December 31, 2006:

(a)

there has been no Material Adverse Change in the Lundin Group;

(b)

no Lundin Group Member has:

(i)

sold, transferred, distributed, or otherwise disposed of or acquired a material amount of its assets, or agreed to do any of the foregoing, except in the ordinary course of business;

(ii)

incurred any liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is likely to have a Material Adverse Effect on the Lundin Group;

(iii)

prior to the date hereof, made or agreed to make any material capital expenditure or commitment for additions to property, plant, or equipment in excess of $250,000 not reflected in the capital budget of Lundin for the 2007 fiscal year, a copy of which has been provided to Tenke;

(iv)

made or agreed to make any material increase in the compensation payable to any employee or director except for increases made in the ordinary course of business and consistent with presently existing policies or agreement or past practice;

(v)

conducted its operations otherwise than in all material respects in the normal course of business;

(vi)

entered into any material transaction or material Contract, or amended or terminated any material transaction or material Contract, except transactions or Contracts entered into in the ordinary course of business;

(vii)

effected any material change in the practices followed by the Lundin Group in calculating bad debts, contingencies, or other reserves; or

(viii)

agreed or committed to do any of the foregoing;

(c)

there has not been any declaration, setting aside or payment of any dividend; and

(d)

each Lundin Group Member and, to the knowledge of Lundin, each of the other parties thereto, is in compliance with all covenants under any Contract and no default on the part of any such parties exists under, any Contract and no event has occurred which, with notice or lapse of time or both, would directly or indirectly constitute such a default, except such non-compliance or default as has not had and will not have a Material Adverse Effect on the Lundin Group.

3.12

Subsidiaries

(a)

Section 3.1 of the Lundin Disclosure Letter sets forth with respect to each Lundin Group Member:

(i)

its jurisdiction of incorporation; and

(ii)

the percentage of each class of its equity securities owned, directly or indirectly, by Lundin.

(b)

Except as set forth in Section 3.1 of the Lundin Disclosure Letter, all of the outstanding shares in the capital of each Lundin Group Member (other than Lundin) owned of record or beneficially by any other Lundin Group Member are so owned free and clear of all Liens.  Lundin does not own, directly or indirectly, any equity interest of or in any entity or enterprise organized under the Laws of any domestic or foreign jurisdiction other than the subsidiaries listed in Section 3.1 of the Lundin Disclosure Letter.

(c)

All outstanding shares in the capital of, or other equity interests in, each Lundin Group Member (other than Lundin) have been duly authorized and are validly issued, fully paid and non-assessable.

(d)

Except as described in the Lundin Securities Documents or in Section 3.12 of the Lundin Disclosure Letter, there are no authorized, outstanding or existing:

(i)

proxies, voting trusts, or other agreements or understandings with respect to the voting of any shares in the capital of any Lundin Group Member (other than Lundin) to which any Lundin Group Member is party;

(ii)

securities issued by any Lundin Group Members that are convertible into or exchangeable for any shares in the capital of any Lundin Group Member (other than Lundin);

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options, warrants or other rights to purchase or subscribe for any capital stock of, or securities convertible into or exchangeable for any shares in the capital of, any Lundin Group Member (other than Lundin) in each case granted, extended or entered into by any Lundin Group Member;

(iv)

stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments based upon the book value, income or any other attribute of any Lundin Group Member;

(v)

agreements of any kind to which any Lundin Group Member is party which may obligate any Lundin Group Member to purchase any of its own securities or those of any other Lundin Group Member;

(vi)

agreements to which any Lundin Group Member is party containing any right of first negotiation or refusal with respect to the equity securities of any Lundin Group Member (other than Lundin);

(vii)

agreements to which any Lundin Group Member is party containing any right of first negotiation or refusal with respect to the equity securities of any Lundin Group Member.

3.13

Capitalization

(a)

The authorized capital of Lundin consists of an unlimited number of Lundin Shares and one special share having no par value, of which 285,573,489 Lundin Shares are issued and outstanding as of the date of this Agreement.

(b)

All of the outstanding shares of all series and classes in the capital of Lundin have been duly authorized and are validly issued, fully paid and non-assessable.

(c)

Except as described in the Lundin Securities Documents or in Section 3.13(c) of the Lundin Disclosure Letter, there are no authorized, outstanding or existing:

(i)

voting trusts or other agreements or understandings with respect to the voting of any Lundin Shares to which any Lundin Group Member is a party;

(ii)

securities issued by any Lundin Group Member that are convertible into or exchangeable for any Lundin Shares;

(iii)

agreements, options, warrants, or other rights capable of becoming agreements, options or warrants to purchase or subscribe for any Lundin Shares or securities convertible into or exchangeable or exercisable for any such common shares, in each case granted, extended or entered into by any Lundin Group Member;

(iv)

agreements of any kind to which any Lundin Group Member is party relating to the issuance or sale of any Lundin Shares, or any securities convertible into or exchangeable or exercisable for any such common shares; or

(v)

agreements of any kind which may obligate Lundin to issue or purchase any of its securities.

3.14

Environmental Matters

Each Lundin Group Member is in compliance, in all material respects, with all applicable Environmental Laws.  Each Lundin Group Member has made adequate reserves for all reclamation obligations and has made appropriate arrangements, through obtaining reclamation bonds or otherwise to discharge such reclamation obligations.

3.15

Brokers

Except as set forth in Section 3.15 of the Lundin Disclosure Letter, no Lundin Group Member or their respective Associates, Affiliates or Advisers have retained any broker or finder in connection with the transactions contemplated hereby, nor have any of the foregoing incurred any Liability to any broker or finder by reason of any such transaction.

3.16

Indebtedness

As at the date of this Agreement, except as set forth in Section 3.16 of the Lundin Disclosure Letter, no indebtedness for borrowed money was owing by any Lundin Group Member.

3.17

Undisclosed Liabilities

Except as set forth in Section 3.17 of the Lundin Disclosure Letter, there are no material liabilities of the Lundin Group of any kind whatsoever, whether or not accrued and whether or not determined or determinable, in respect of which any Lundin Group Member may become liable on or after the consummation of the transactions contemplated hereby other than:

(a)

liabilities disclosed on or reflected or provided for in the most recent financial statements of Lundin included in the Lundin Securities Documents; and

(b)

liabilities incurred in the ordinary and usual course of business of the Lundin Group and attributable to the period since December 31, 2006, none of which has had or may reasonably be expected to have a Material Adverse Effect on the Lundin Group.

3.18

U.S. Matters

(a)

The assets and property of Lundin are located outside of the United States of America and did not generate sales in or into the United States of America exceeding U.S. $59.8 million during Lundin's most recent fiscal year.

(b)

As of the date hereof , Lundin is a "foreign private issuer" as defined in Rule 405 under the United States Securities Act of 1933, as amended.

(c)

Lundin is not registered, and is not required to be registered, under the United States Investment Company Act of 1940, as amended.

(d)

The Lundin Shares to be issued pursuant to the Plan of Arrangement will be exempt from the registration requirements of the United States Securities Act of 1933, as amended.

3.19

Investment Canada

Lundin is not a "non-Canadian" within the meaning of the Investment Canada Act (Canada).

3.20

Due Diligence Investigations

(a)

The books and records of the Lundin Group made available to Tenke, or its representatives or Advisers, in connection with their due diligence investigations are the original books and records of such entities and contain copies of all proceedings of the directors, shareholders and other securityholders of such entities (or certified copies thereof).

(b)

All information relating to the business, assets, liabilities, properties, capitalization or financial condition of the Lundin Group or any member thereof provided by any Lundin Group Member or any of its Advisers to Tenke is true, accurate and complete in all material respects.

ARTICLE IV
COVENANTS OF TENKE

From and after the date hereof and until the Closing Date (except as hereinafter otherwise provided), unless Lundin shall otherwise agree in writing:

4.1

Access

Subject to Lundin's continuing compliance with the Confidentiality Agreement, Tenke shall permit, and shall cause each Tenke Group Member to permit:

(a)

Lundin and its Advisers to have reasonable access at reasonable times to all properties, books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Tenke Group including auditors' working papers and management letters and to discuss such matters with the executive officers of the Tenke Group; Tenke shall make available to Lundin and its Advisers a copy of each report or document filed pursuant to Canadian Securities Laws and all other information concerning its business and properties in its possession or under its control as Lundin may reasonably request; and

(b)

Lundin to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Tenke Group as they deem necessary or advisable, provided such reviews are conducted at reasonable times and in a reasonable manner.

4.2

Ordinary Course

Tenke shall (and shall cause each Tenke Group Member to) conduct its business only in the ordinary and usual course and use all reasonable efforts to preserve its business organizations intact and its existing relations with customers, suppliers, employees, and business associates, and Tenke shall not (and shall cause each Tenke Group Member not to) do any of the following:

(a)

sell or pledge or agree to sell or pledge any capital stock owned by it in any of its subsidiaries, except pursuant to the Arrangement;

(b)

amend its Articles or Certificate of Incorporation (or like charter documents) or By-laws except as contemplated by the Arrangement;

(c)

subdivide, split, combine, consolidate, or reclassify any of its outstanding shares of capital stock;

(d)

declare, set aside or pay any dividend or make any other distribution payable in cash, shares, securities or property with respect to any of its shares of capital stock other than consistent with past practice, and other than dividends or distributions declared, set aside, paid or payable by any Tenke Group Member to Tenke, except pursuant to the Arrangement;

(e)

repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock;

(f)

incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $10,000,000 other than in the ordinary course of business;

(g)

enter into any material transaction not in the ordinary course of its business;

(h)

issue, sell, pledge, dispose of or encumber, or authorize or propose the issuance, sale, pledge, disposition, or encumbrance of, any shares of its capital, or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital other than pursuant to this Agreement or currently outstanding securities directly or indirectly convertible into or exchangeable or exercisable for Tenke Shares and pursuant to the exercise of options outstanding under Tenke's stock option plan;

(i)

transfer, lease, license, sell, mortgage, pledge, encumber, or dispose of any material property or assets other than in the ordinary and usual course of business consistent with past practice;

(j)

make, whether by arrangement, consolidation or purchase, any acquisition of, or investment in, assets, shares, capital stock or other securities of any other person or entity other than its wholly-owned subsidiaries or in the ordinary and usual course of business consistent with past practice;

(k)

except as may be required to satisfy contractual obligations existing as of the date hereof and the requirements of applicable Law, establish, adopt, enter into, make, amend in any respect, or make any elections under any collective bargaining agreement or Employee Plan or enter into any new or amend any existing employment, consulting or other agreement providing compensation or benefits to any executive employee or director, except for employment agreements with new employees (other than Lundin corporate staff) entered into in the ordinary course of business which agreements do not provide for the payment of "golden parachutes" or other amounts in respect of severance which are triggered by the transactions set forth herein;

(l)

except as may be required to satisfy contractual obligations or Tenke Group Employee Plan obligations existing as of the date hereof and the requirements of applicable Law: (i) amend any Tenke Group Employee Plan where such amendment would increase any Tenke Group Member's annual or aggregate liability or funding obligations in connection with such Tenke Group Employee Plan by more than five percent, (ii) terminate or merge any Employee Plan(s), (iii) transfer assets from any Tenke Group Employee Plan or any agreement with any officer, director or employee of Tenke, (iv) extend membership, benefits or coverage under any Tenke Group Employee Plan to any employee who is not currently eligible to receive such membership, benefits or coverage, (v) incorporate any "change in control" provision into any Tenke Group Employee Plan, or modify any "change in control" provision presently contained in any Tenke Group Employee Plan or any agreement with any officer, director or employee of Tenke, or (vi) transfer any employee from any Tenke Group Member to any other Tenke Group Member in circumstances where such transfer would increase the Tenke Group Member's collective expenses in connection with the employment of such employee;

(m)

implement any change in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles;

(n)

except as contemplated herein, alter (through arrangement, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of any Tenke Group Member;

(o)

withdraw, permit or consent to the removal of any assets of any of the Employee Plans maintained by any Tenke Group Member other than for the purpose of paying benefits in the ordinary course and payment of expenses in accordance with past practice and under the terms of such plan;

(p)

authorize or enter into any agreement or understanding of any type whatsoever, whether written or oral to take any of the actions referred to in this Section.

It is expressly understood, agreed and acknowledged that any action by Tenke or Tenke Holdings to cause TF Holdings and TFM to conduct business in accordance with the Shareholder's Agreement including, without limitation, the voting of shares, the provision of guarantees or indemnities and/or the provision of additional funding through Tenke's commitments for its portion of the senior debt and equity for the Tenke Fungurume Project to such corporations in accordance with the Shareholder's Agreement shall not in any circumstances be deemed to be a violation of the foregoing covenants.

4.3

Insurance

Tenke shall ensure that all property, real and personal, owned or leased by any Tenke Group Member continues to be insured substantially in the manner and to the extent set forth in Section 2.45.

4.4

Closing Conditions

Tenke shall use all reasonable efforts to cause all of the conditions to the obligations of Lundin under this Agreement to be satisfied on or prior to the Closing Date (to the extent the satisfaction of such conditions is within the control of the Tenke Group).

4.5

Tenke Shareholder Approval

Tenke shall seek approval of the Tenke Arrangement Resolution by the Tenke Shareholders as soon as practicable following receipt of the Interim Order and distribution of the Tenke Information Circular to the Tenke Shareholders.  Tenke shall use commercially reasonable efforts to obtain the approval of the Tenke Shareholders and, without limitation, the Board of Directors of Tenke shall unanimously (other than those Directors who abstain from voting) recommend that the Tenke Shareholders vote to approve the Tenke Arrangement Resolution, subject only to Section 4.6 hereof.

4.6

No Shop

(a)

From and after the date hereof until the Closing Date, Tenke shall not, and it shall ensure that no other Tenke Group Member and their respective directors do not and shall not permit the respective officers, employees, representatives, or other Advisers of Tenke to directly or indirectly:

(i)

solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin, relating to:

(A)

the possible acquisition of, or business combination with, Tenke or any other Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take-over bid, purchase of shares, purchase of assets, or otherwise);

(B)

the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis;

(C)

any take-over bid, or exchange offer or other secondary purchase; or

(D)

any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Arrangement;

(any of the foregoing, a "Tenke Competing Proposal"); or

(ii)

provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any Person, that may wish to propose or pursue a Tenke Competing Proposal, provided, however, that in response to an unsolicited bona fide Tenke Competing Proposal (as defined above), Tenke may: (A) furnish such information or access with respect to Tenke and the Tenke Group to the person making such Tenke Competing Proposal pursuant to a confidentiality agreement with such person that is no less restrictive than the Confidentiality Agreement, or (B) engage in discussions or participate in negotiations regarding such Tenke Competing Proposal, but in each case only if (x) the Board of Directors of Tenke determines in good faith, after consultation with outside counsel, that such action is necessary in order for such Board to act in a manner consistent with their fiduciary duties under applicable law, (y) the Board of Directors of Tenke determines in good faith that the Tenke Competing Proposal could reasonably be expected to result in a Superior Proposal; and (z) Tenke complies with Section 4.6(c) with respect to such proposal.

Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by a Tenke Group Member or any officer, director or employee or other Adviser or representative of Tenke or any of its subsidiaries shall be deemed to be a breach of this paragraph by Tenke.  Tenke shall and shall direct each Tenke Group Member and their respective directors, officers, employees, representatives, and other Advisers to immediately cease any and all activities, discussions, or negotiations with any parties conducted heretofore with respect to any of the foregoing. Tenke shall immediately cease any negotiations or discussions with respect to any Tenke Competing Proposals that are continuing as of the date of this Agreement and will confirm to Lundin that it has demanded from each third party to which it has provided confidential, non-public information that such information be returned to Tenke. Tenke has advised Lundin of all parties with which it is in discussions as of the date of this Agreement regarding a Tenke Competing Proposal.

(b)

Except as set forth in this Section 4.6(b), neither Tenke nor the Board of Directors of Tenke nor any committee thereof shall or shall permit any Tenke Group Member to:

(i)

withdraw or modify, or propose to withdraw or modify, in a manner adverse to Tenke, their approval of the Arrangement, this Agreement, the transactions contemplated hereby or the recommendation to vote in favour of the Tenke Arrangement Resolution;

(ii)

approve or recommend, or propose to approve or recommend, any Tenke Competing Proposal; or

(iii)

cause or permit any member of the Tenke Group or any of its subsidiaries to enter into any agreement, including an agreement in principle or letter of intent (any such agreement an "Tenke Transaction Agreement") to effect a Tenke Competing Proposal.

Notwithstanding the foregoing, if Tenke has received a Tenke Superior Proposal (as defined below), the Board of Directors of Tenke may (subject to the other terms of Section 4.6(b)): (A) withdraw or modify its recommendation of the Tenke Arrangement Resolution; (B) approve or recommend a Tenke Superior Proposal; or (C) cause Tenke or any of its subsidiaries to enter into a Transaction Agreement to effect a Superior Proposal, but in each case only if: (x) the Board of Directors of Tenke determines in good faith, after consultation with outside counsel, that such action is necessary in order for them to act in a manner consistent with their fiduciary duties under applicable law; and (y) Tenke shall have furnished Lundin with written notice at least four (4) Business Days prior to the date any such actions are proposed to be taken specifying which actions are proposed to be taken and, after taking into account modifications to this Agreement proposed by Lundin during such three Business Day period, such Tenke Competing Proposal would still constitute a Tenke Superior Proposal.  If Lundin makes a proposal to amend this Agreement to increase the consideration payable to the Tenke Shareholders pursuant to the Arrangement, such that the Tenke Competing Proposal is no longer a Tenke Superior Proposal, each party shall execute such documents to give effect to such proposal and Tenke shall not enter into such Tenke Competing Proposal.

The term "Tenke Superior Proposal" shall mean any bona fide written Tenke Competing Proposal made by a third party that the Board of Directors determines in good faith and by formal resolution, after consultation with its legal and financial advisors: (i) did not result from a material breach of Section 4.6(a) or 4.6(b); (ii) is not subject to a financing or due diligence condition; (iii) is reasonably capable of completion in accordance with its terms without undue delay, taking into account all financial, legal, regulatory and other aspects of such Tenke Competing Proposal and the identity of the third party making such Tenke Competing Proposal; and (iv) would result in a transaction more favourable to the Tenke Shareholders from a financial point of view than the Arrangement and provides for consideration per Tenke Share that has a value that is  greater than the consideration per Tenke Share provided under the terms of the Arrangement (including any adjustment to such terms as a result of any modifications to this Agreement proposed by Lundin).

(c)

Tenke shall promptly advise Lundin first orally and as soon as practicable and in any event within 24 hours and then in writing of:

(i)

any request for information which may relate to a Tenke Competing Proposal;

(ii)

any Tenke Competing Proposal; or

(iii)

any inquiry with respect to or that could lead to a Tenke Competing Proposal; or

(iv)

the identity of any third party making the request, proposal or inquiry in (i), (ii) or (iii) above and shall provide copies of all documentation and a description of the status of any request, proposal or inquiry related to (i), (ii) or (iii) above.

(d)

Nothing contained in this Section 4.6 shall prohibit the Board of Directors of Tenke from distributing a circular in response to a take-over bid in accordance with Section 99 of the Securities Act (Ontario) and the equivalent provisions of other Canadian Securities Laws provided, however, that the Board of Directors of Tenke shall not, except as permitted by Section 4.6(b), withdraw or modify, or propose to withdraw or modify, its position with respect to this Agreement or the Tenke Arrangement Resolution or approve or recommend, or propose to approve or recommend, a Tenke Competing Proposal (it being understood that an affirmation of the recommendation via press release not later than two days following a request to affirm by Lundin will satisfy this proviso).

(e)

Nothing contained in this Section 4.6 shall prohibit the Board of Directors of Tenke from withdrawing, modifying, qualifying or changing its recommendation to Tenke Shareholders in respect of the Tenke Arrangement Resolution or from making any disclosure to the Tenke Shareholders prior to the Effective Date if, in the good faith judgment of the Board of Directors, after consultation with outside counsel, such action is necessary for the Board of Directors to act in a manner consistent with its fiduciary duties under applicable law or is otherwise required under applicable laws, provided that: (i) in the case of any proposal in respect of any such withdrawal, modification, qualification or change which does not relate to a Tenke Competing Proposal or a Tenke Superior Proposal, and except as may be necessary for the Board of Directors to act in accordance with its fiduciary duties, not less than 48 hours before the Board of Directors considers any proposal in respect of any such withdrawal, modification, withdrawal qualification or change, Tenke shall give Lundin written notice of such proposal and promptly advise Lundin of the proposed consideration of such proposal; and provided further that (ii) where the Board of Directors proposes to exercise its rights under this Section 4.6 (e) as the result of a Lundin Corporate Action that has been taken or is proposed to be taken after the date of this Agreement, the Board shall include a statement to that effect in any notice given to Lundin as aforesaid or, if such notice is not given, concurrent with making the withdrawal, modification, qualification or change (any such statement being a "Section 4.6(e)(ii) Notice").

4.7

Tenke Information Circular

Tenke covenants that the Tenke Information Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Tenke to Lundin for inclusion or incorporation by reference in the Lundin Information Circular will at the time of the mailing of the Lundin Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Tenke, its officers and directors or any Tenke Group Member shall occur that is required to be described in the Lundin Information Circular, Tenke shall give prompt notice to Lundin of such event.

4.8

Affiliate Letters

Prior to the date of the Tenke Meeting, Tenke shall deliver to Lundin a list of names and addreses of those persons who are, in the opinion of Tenke, as of the time of such Meeting, "affiliates" of Tenke within the meaning of Rule 145 under the United States Securities Act of 1933, as amended. Tenke shall provide to Lundin such information and documents as Lundin shall reasonably request for the purposes of reviewing such list. There shall be added to such list the names and addresses of any other person subsequently identified by either Lundin or Tenke as a person who may be deemed to be an affiliate of Tenke; provided, however, that no such person identified by Lundin shall be added to the list of affiliates of Tenke if Lundin shall receive from Tenke, on or before the date of the Tenke Meeting, an opinion of counsel reasonably satisfactory to Lundin to the effect that such person is not an affiliate. Tenke shall exercise its reasonable best efforts to deliver or cause to be delivered to Lundin, prior to the Closing Date, from each affiliate of Tenke identified in the foregoing list (as the same may be supplemented as aforesaid), a letter dated as of the Closing Date substantially acknowledging that the Lundin Shares received by such affiliate pursuant to the Plan of Arrangement will be subject to the restrictions set forth in Rule 145 under the United States Securities Act of 1933, as amended and that, at Lundin's discretion, the certificate representing the Lundin Shares received by such affiliates pursuant to the Plan of Arrangement may bear a customary legend regarding such restrictions.

ARTICLE V
LUNDIN'S COVENANTS

From and after the date hereof and until the Closing Date (except as hereinafter otherwise provided), unless Tenke shall otherwise agree in writing:

5.1

Access

Subject to Tenke's continuing compliance with the Confidentiality Agreement, Lundin shall permit, and shall cause each Lundin Group Member to permit:

(a)

Tenke and its respective Advisers to have reasonable access at reasonable times to all properties books, accounts, records, Contracts, files, correspondence, tax records, and documents of or relating to the Lundin Group including auditor's working papers and management letters and to discuss such matters with the executive officers of the Lundin Group; Lundin shall make available to Tenke and their Advisers a copy of each report or other document filed pursuant to Canadian Securities Laws or U.S. Securities Laws and all other information concerning its business and properties in its possession or under its control as Tenke may reasonably request; and

(b)

Tenke to conduct, or cause its agents to conduct, such reasonable reviews, inspections, surveys, tests, and investigations of the assets of the Lundin Group as they deem necessary or advisable provided such reviews are conducted at reasonable times and in a reasonable manner.

5.2

Ordinary Course

Lundin shall not, and shall cause each Lundin Group Member not to:

(a)

amend its Articles or Certificate of Incorporation (or like charter documents) or By-laws, except as contemplated by the Arrangement;

(b)

subdivide, split, combine, consolidate, or reclassify any of its outstanding shares of capital stock;

(c)

declare, set aside or pay any dividend or make any other distribution payable in cash, shares, stock, securities or property with respect to any of its shares of capital stock other than consistent with past practice, other than dividends or distributions declared, set aside, paid or payable by any Lundin Group Member to Lundin;

(d)

repurchase, redeem, or otherwise acquire, directly or indirectly, any of its capital stock or any securities convertible into or exchangeable or exercisable into any of its capital stock; or

(e)

incur, guarantee, assume or modify any additional indebtedness for borrowed money in an aggregate amount in excess of $50,000,000 other than in connection with the credit facilities provided in respect of the Rio Narcea Offer or in the ordinary course of business.

5.3

Insurance

Lundin shall ensure that all property, real and personal, owned or leased by any Lundin Group Member continues to be insured substantially in the manner and to the extent they are currently insured.

5.4

Lundin Shareholder Approval

Lundin shall seek approval of the Lundin Resolution by the Lundin Shareholders as soon as practicable following distribution of the Lundin Information Circular to the Lundin Shareholders.  Lundin shall use commercially reasonable efforts to obtain such approval and without limitation, the Board of Directors of Lundin shall unanimously (other than those Directors who abstain from voting) recommend that the Lundin Shareholders vote to approve the Lundin Resolution at the Lundin Meeting.

5.5

Closing Conditions

Lundin shall use all reasonable efforts to cause all of the conditions to the obligations of Tenke under this Agreement to be satisfied on or prior to the Closing Date (to the extent the satisfaction of such conditions is within the control of the Lundin Group).

5.6

Stock Exchange Listing

Lundin shall use all commercially reasonable best efforts to cause the Lundin Shares to be issued in connection with the Arrangement to be listed on the TSX, the American Stock Exchange and for Swedish Depositary Receipts in respect of such Lundin Shares to be listed on the Stockholm Stock Exchange, in each case, as of the Closing Date.

5.7

Information in Lundin Information Circular

Lundin covenants that the Lundin Information Circular will comply as to form in all material respects with Canadian Securities Law and that none of the information to be supplied by Lundin to Tenke for inclusion or incorporation by reference in the Tenke Information Circular will at the time of the mailing of the Tenke Information Circular contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Lundin, its officers and directors or any Lundin Group Member shall occur that is required to be described in the Tenke Information Circular, Lundin shall give prompt notice to Tenke of such event.

5.8

Amalgamation

Promptly after the exchange of securities pursuant to the Plan of Arrangement and, in all events within thirty (30) days of the Effective Date, Lundin shall take all necessary steps to amalgamate Tenke with Lundin or to amalgamate Tenke and a wholly-owned subsidiary of Lundin.  Lundin acknowledges that the exchange of securities and such amalgamation are interdependent steps in an integrated transaction intended to constitute a statutory merger or consolidation and further acknowledges that Tenke entered into this Agreement in reliance on the foregoing.

ARTICLE VI
OTHER COVENANTS OF THE PARTIES

6.1

Consents and Notices

Promptly after the date hereof and, if necessary, for a reasonable time after the Closing Date:

(a)

The Parties shall use all reasonable efforts, and the Parties shall cooperate with each other to obtain, all consents, waivers, approvals, and authorizations, in addition to those set forth in clause (b) below which may be necessary to effect the Arrangement including, without limitation, obtaining those consents, waivers, approvals, and authorizations described in Section 2.2 of the Tenke Disclosure Letter and Section 3.2 of the Lundin Disclosure Letter;

(b)

Each of Tenke and Lundin will promptly execute and file, or join in the execution and filing of, any application or other document that may be necessary in order to obtain the authorization, approval or consent of any Governmental Entity which may be reasonably required, or which the other party may reasonably request in connection with the consummation of the transactions contemplated by this Agreement.  Each of Tenke and Lundin will use reasonable efforts to obtain promptly all such authorizations, approvals and consents.

6.2

Information Circulars

(a)

Each of Tenke and Lundin shall use all commercially reasonable efforts to prepare, as promptly as practicable after the date of this Agreement, the Tenke Information Circular, and the Lundin Information Circular respectively, together with any other documents required under Canadian Securities Laws in connection with the Tenke Meeting and the Lundin Meeting.

(b)

As soon as practicable after the date hereof, Tenke shall apply to the Court pursuant to Section 192(4) of the CBCA for the Interim Order and, as soon as practicable after the Interim Order has been obtained from the Court, Tenke shall call and hold the Tenke Meeting and Lundin shall call and hold the Lundin Meeting and each shall mail the Tenke Information Circular or the Lundin Information Circular, as applicable, and all other documentation required in connection with the Meetings to each of their respective shareholders. The Meetings shall be held at the earliest practicable date following the mailing of the Tenke Information Circular and the Lundin Information Circular, respectively.

(c)

The Tenke Information Circular shall include, inter alia, the unanimous (other than those Directors who abstained from voting) recommendation of the Board of Directors of Tenke that its shareholders vote in favour of approval of the Tenke Arrangement Resolution, subject to the right of the Board of Directors of Tenke to withdraw or amend its recommendation in compliance with Section 4.6 of this Agreement.

(d)

The Lundin Information Circular shall include, inter alia, the unanimous recommendation of the Board of Directors of Lundin (other than those Directors who abstained from voting) that its shareholders vote in favour of the Lundin Resolution.

(e)

If the Tenke Arrangement Resolution is approved at the Tenke Meeting, as provided in the Interim Order, and the Lundin Resolution is approved at the Lundin Meeting,  as soon as reasonably practicable thereafter, Tenke and Newco shall take the necessary steps to submit the Arrangement to the Court and apply for the Final Order in such manner as the Court may direct.

6.3

Defense of Proceedings

Lundin, on the one hand, and Tenke, on the other hand, shall vigorously defend, or shall cause to be vigorously defended, any lawsuits or other legal proceedings brought against Lundin, Tenke or any Lundin Group Member or Tenke Group Member, or their respective officers, directors or shareholders, challenging this Agreement or the completion of the Arrangement, and the Parties shall cooperate with each other in all respects in such defense.  Neither Lundin nor Tenke shall compromise or settle any claim brought in connection with the Arrangement, without the prior written consent of the other Party.

6.4

Press Releases

Before issuing any press release or otherwise making any public statements with respect to the this Agreement or the Arrangement, Lundin and Tenke shall consult with each other and shall undertake reasonable efforts to agree upon the terms of such press release, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any stock exchange.

ARTICLE VII
CONDITIONS TO OBLIGATIONS OF LUNDIN

7.1

Conditions Precedent to Completion of Arrangement

The obligation of Lundin to complete the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Lundin:

(a)

The representations and warranties of Tenke and Newco set forth in Article II qualified as to materiality shall be true and correct, and the representations and warranties not so qualified shall be true and correct in all material respects as of the date of this Agreement and on the Closing Date as if made on the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date; and Lundin shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect dated as of the Closing Date;

(b)

Tenke shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it prior to or on the Closing Date and Lundin shall have received a certificate signed on behalf of Tenke by an executive officer thereof to such effect;

(c)

There shall not have occurred any Material Adverse Change in the Tenke Group since the date of this Agreement;

(d)

The Tenke Lock Up Agreements shall have been entered into by each of the Tenke Locked-Up Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the Tenke Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Tenke Locked Up Shareholder will not vote all of its Tenke Shares in favour of the Tenke Arrangement Resolution.

(e)

Dissent Rights shall have been exercised in respect of no more than 5% of the issued and outstanding Tenke Shares.

ARTICLE VIII
CONDITIONS TO OBLIGATIONS OF TENKE

8.1

Conditions Precedent to Completion of Arrangement

The obligation of Tenke to consummate the Arrangement is subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived by Tenke:

(a)

The representations and warranties of Lundin set forth in Article III qualified as to materiality shall be true and correct, and the representations and warrantees not so qualified shall be true and correct in all material respects as of the date hereof and on the Closing Date as if made on the Closing Date, except for such representations and warranties made expressly as of a specified date which shall be true and correct in all material respects as of such date, and Tenke shall have received certificates signed on behalf of Lundin by an executive officer thereof to such effect dated as of the Closing Date;

(b)

Lundin shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by Lundin prior to or on the Closing Date and Tenke shall have received a certificate signed on behalf of Lundin by an executive officer thereof to such effect;

(c)

There shall not have occurred any Material Adverse Change in the Lundin Group since the date of this Agreement.

(d)

The Lundin Lock Up Agreements shall have been entered into by each of the Lundin Locked-Up Shareholders and shall not have been terminated or otherwise breached in any material manner by any of the Lundin Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Lundin Locked Up Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution.

ARTICLE IX
MUTUAL CONDITIONS PRECEDENT

9.1

Mutual Conditions Precedent

The obligations of Lundin and Tenke to complete the Arrangement are subject to the satisfaction of the following conditions on or prior to the Closing Date, each of which may be waived only with the consent in writing of Lundin and Tenke:

(a)

The Tenke Shareholders shall have approved the Tenke Arrangement Resolution at the Tenke Meeting and, in particular, shall have approved the Arrangement in accordance with the Interim Order;

(b)

The Lundin Shareholders shall have approved the Lundin Resolution at the Lundin Meeting;

(c)

The Interim Order and the Final Order shall have been granted in form and substance satisfactory to each of Lundin and Tenke, acting reasonably and shall not have been set aside or modified in a manner unacceptable to Lundin or Tenke, acting reasonably, on appeal or otherwise;

(d)

No temporary restraining order, preliminary injunction, permanent injunction or other order preventing the consummation of the Arrangement shall have been issued by any federal, state, or provincial court (whether domestic or foreign) having jurisdiction and remain in effect;

(e)

The Lundin Shares to be issued pursuant to the Arrangement shall have been approved for listing on the Toronto Stock Exchange and the American Stock Exchange. subject to official notice of issuance and other normal conditions and the Swedish Depository Receipts relating to the Lundin Shares to be issued in connection with the Arrangement shall have been listed on the Stockholm Stock Exchange, in each case on the Effective Date or as soon as practicable thereafter.  The Newco Shares to be issued pursuant to the Arrangement shall have been approved for listing on the Toronto Stock Exchange or the TSX Venture Exchange, subject to official notice of issuance and other normal conditions on the Effective Date or as soon as practicable thereafter;

(f)

On the Closing Date, no cease trade order or similar restraining order of any other provincial securities administrator relating to the Lundin Shares, the Tenke Shares or the Newco Shares shall be in effect;

(g)

There shall not be pending or threatened any suit, action or proceeding by any Governmental entity, before any court or governmental authority, agency or tribunal, domestic or foreign, that has a significant likelihood of success, seeking to restrain or prohibit the consummation of the Arrangement or any of the other transactions contemplated by this Agreement or seeking to obtain from Lundin or Tenke any damages that are material in relation to Lundin, Tenke and their subsidiaries taken as a whole;

(h)

The distribution of the Lundin Shares and the Newco Shares pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian Securities Law either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian Securities Laws and are not subject to resale restrictions under applicable Canadian Securities Laws (other than as applicable to control persons);

(i)

The Lundin Shares to be issued in the United States in connection with the Arrangement shall be exempt from registration requirements under the Securities Act 1933 of the United States of  America and, except with respect to persons deemed "affiliates" under such Act of Tenke prior to completion of the Arrangement, and Newco immediately prior to completion of the Amalgamation, the Lundin Shares to be distributed in the United States pursuant to the Arrangement are not subject to resale restrictions in the United States under the Securities Act 1933, as amended.

ARTICLE X
CLOSING AND TERMINATION

10.1

Closing

(a)

The Closing shall take place at such place and on such date as Tenke and Lundin may agree, which date, subject to fulfilment or waiver of the conditions set forth in Article VII, Article VIII and Article IX (other than such conditions as can only be fulfilled at the Closing) shall be the fifth Business Day following the day on which the last of the conditions set forth in Article VII, Article VIII and Article IX (other than such conditions as can only be fulfilled at the Closing) shall have been fulfilled or waived, or at such other time and place as Lundin and Tenke shall agree.  Each of the parties hereto covenants and agrees to give the other parties hereto notice of the satisfaction of each of the conditions set forth in Article VII, Article VIII and Article IX  forthwith after their satisfaction.

(b)

On the Closing Date, the Articles shall be filed by Tenke and Newco with the Director and the Arrangement shall occur in the manner set forth in the Plan of Arrangement.

10.2

Termination of this Agreement

This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Tenke Arrangement Resolution by the Tenke Shareholders or any other matters presented in connection with the Arrangement:

(a)

By mutual written consent of Lundin and Tenke;

(b)

By Lundin or Tenke if there has been a breach of any of the representations, warranties, covenants and agreements on the part of the other (the "Breaching Party") set forth in this Agreement, which breach has or is likely to result in the failure of the conditions set forth in Section 7.1, 8.1 or 9.1 as the case may be to be satisfied and in each case has not been cured within ten (10) Business Days following receipt by the Breaching Party of notice of such breach from the non-breaching party (the "Non-Breaching Party");

(c)

By either Lundin or Tenke if any permanent order, decree, ruling or other action of a court or other competent authority restraining, enjoining or otherwise preventing the consummation of the Arrangement shall have become final and non-appealable;

(d)

By Lundin if:

(i)

Tenke or the Board of Directors of Tenke, or any committee thereof, withdraws or modifies in a manner adverse to Lundin, its approval of this Agreement or its recommendation to vote in favour of the Tenke Arrangement Resolution or approves or recommends a Tenke Competing Proposal or resolves to do any of the foregoing; or

(ii)

Tenke or any of its affiliates shall have entered into a Tenke Transaction Agreement to effect a Competing Proposal; or

(iii)

the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

it being understood that the foregoing shall in no way limit the obligations of Tenke under Section 4.6 hereof or Lundin's right to relief for breaches of Section 4.6.

(e)

By Tenke if:

(i)

Lundin or the Board of Directors of Lundin or any committee thereof withdraw their approval of this Agreement or recommendation to vote in favour of the Lundin Resolution, or resolve to do so; or

(ii)

the Arrangement is not approved by the Tenke Shareholders in accordance with the Interim Order;

(f)

by Tenke if Tenke or any Tenke Group Member enters into a Tenke Transaction Agreement to effect a Tenke Competing Proposal in a manner permitted by Section 4.6, provided that Tenke concurrently pays Lundin the Termination Fee as provided in Section 10.4 hereof;

(g)

by Tenke if: (i) following the date hereof, Lundin amends the terms of the Rio Narcea Offer by increasing or changing the form of the consideration payable thereunder; and (ii) the Board of Directors of Tenke determines, in good faith, that if the Rio Narcea Offer is completed on such amended terms, completing the Arrangement will no longer be in the best interests of Tenke or is no longer fair, from a financial point of view, to the holders of Tenke Shares;

(h)

by Tenke or Lundin if the Lundin Resolution is not approved by the Lundin Shareholders at the Lundin Meeting provided that, in the case of a termination by Lundin, Lundin pays the liquidated damages as provided in Section 10.3 hereof concurrent with such termination;

(i)

by Lundin if any of the Tenke Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the Tenke Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Tenke Locked Up Shareholder will not vote all of its Tenke Shares in favour of the Tenke Arrangement Resolution;

(j)

by Tenke if any of the Lundin Lock Up Agreements have been terminated or otherwise breached in any material manner by any of the Lundin Locked Up Shareholders, such that it is clear that as a result of such breach or termination such Lundin Locked Up Shareholder will not vote all of its Lundin Shares in favour of the Lundin Resolution;

(k)

by Lundin or Tenke if  the Arrangement is not completed by the Termination Date provided that the party then seeking to terminate this Agreement is not then in default of any of its obligations hereunder; or

(l)

by Lundin if Tenke has breached the provisions of Subsections 4.6(a) or (b) hereof in any material manner.

10.3

Tenke Termination Fee

In the event this Agreement is terminated by Lundin or Tenke pursuant to Section 10.2(h) hereof, Lundin shall pay to Tenke within five (5) Business Days of such termination the amount of $3,000,000 by bank draft or wire transfer in immediately available funds to an account designated by Tenke to compensate Tenke for the termination of its rights under this Agreement.

10.4

Termination Fee

In the event that this Agreement is terminated:

(a)

by Tenke pursuant to Section 10.2(f); or

(b)

by Lundin pursuant to Section 10.2(d)(i), unless such termination is the result of a change of recommendation by Tenke pursuant to Section 4.6(e)(ii)  hereof as the result of a Lundin Corporate Action and Tenke has delivered a Section 4.6(e)(ii) Notice to Lundin; or

(c)

by Lundin pursuant to Section 10.2 (d)(ii); or

(d)

by Lundin pursuant to Section 10.2 (l);

then, provided that Lundin is not in any material respect in default in the performance of its obligations under this Agreement, Tenke shall pay to Lundin, within five (5) Business Days, a termination fee in the amount of $30,000,000 (the "Termination Fee") by bank draft or wire transfer in immediately available funds to an account designated by Lundin to compensate Lundin for the termination of its rights under this Agreement.

10.5

Survival of Representations and Warranties; Limitation

The representations and warranties set forth in Article II and Article III shall expire and be terminated on the earlier of the Effective Date or the termination of this Agreement.

ARTICLE XI
MISCELLANEOUS

11.1

Further Actions

From time to time, as and when requested by any Party, the other Parties shall execute and deliver, and use all reasonable efforts to cause to be executed and delivered, such documents and instruments and shall take, or cause to be taken, such further or other actions as may be reasonably requested in order to:

(a)

carry out the intent and purposes of this Agreement;

(b)

effect the Arrangement (or to evidence the foregoing); and

(c)

consummate and give effect to the other transactions, covenants, and agreements contemplated by this Agreement.

11.2

Expenses

Except as otherwise provided herein, each of the parties hereto shall be responsible for the payment of all expenses incurred by them in connection with this Agreement and the Arrangement.

11.3

Entire Agreement

This Agreement, which includes the Schedules hereto and the other documents, agreements, and instruments executed and delivered pursuant to or in connection with this Agreement, contains the entire Agreement among the Parties with respect to matters dealt within herein and, except as expressly provided herein, supersedes all prior arrangements or understandings with respect thereto.

11.4

Descriptive Headings

The descriptive headings of this Agreement are for convenience only and shall not control or affect the meaning or construction of any provision of this Agreement.

11.5

Notices

All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered personally or sent by telecopier, nationally recognized overnight courier, or registered or certified mail, postage prepaid, addressed as follows:

(a)

If to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O'Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(b)

If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

Any such notices or communications shall be deemed to have been received: (i) if delivered personally or sent by telecopier (with transmission confirmed) or nationally recognized overnight courier, on the date of such delivery; or (ii) if sent by registered or certified mail, on the third Business Day following the date on which such mailing was postmarked.  Any Party may by notice change the address to which notices or other communications to it are to be delivered or mailed.

11.6

Governing Law

This Agreement shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein, except that any representations and warranties with respect to real and tangible property shall be governed by and construed in accordance with the Laws of the jurisdiction where such property is situated if other than in the Province of Ontario.

Any action, suit, or other proceeding initiated by Tenke or Lundin in connection with this Agreement may be brought in any court in the Province of Ontario, as the Party bringing such action, suit, or proceeding shall elect, having jurisdiction over the subject matter thereof, Tenke or Lundin hereby submit themselves to the jurisdiction of any such court for the purpose of any such action and agree that service of process on them in any such action, suit, or proceeding may be effected by the means by which notices are to be given to it under this Agreement.

11.7

Assignability

This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by the Parties and their respective successors and assigns, provided that this Agreement shall not be assignable otherwise than by operation of law by any Party without the prior written consent of the other Parties, and any purported assignment by any Parties without the prior written consent of the other Party shall be void.

11.8

Remedies

The Parties acknowledge that the remedy at law for any breach of the obligations undertaken by the Parties is and shall be insufficient and inadequate and that the Parties shall be entitled to equitable relief, in addition to remedies at law.  In the event of any action to enforce the provisions of this Agreement, each of the Parties waive the defense that there is an adequate remedy at law.  Without limiting any remedies any Party may otherwise have, in the event any other Party refuses to perform its obligations under this Agreement, the Parties shall have, in addition to any other remedy at law or in equity, the right to specific performance.

11.9

Waivers and Amendments

Any waiver of any term or condition of this Agreement, or any amendment or supplementation of this Agreement, shall be effective only if in writing.  A waiver of any breach or failure to enforce any of the terms or conditions of this Agreement shall not in any way affect, limit, or waive a Party's rights hereunder at any time to enforce strict compliance thereafter with every term or condition of this Agreement.

11.10

Illegalities

In the event that any provision contained in this Agreement shall be determined to be invalid, illegal, or unenforceable in any respect for any reason, the validity, legality, and enforceability of any such provision in every other respect and the remaining provisions of this Agreement shall not, at the election of the Party for whose benefit the provision exists, be in any way impaired.

11.11

Currency

Except as otherwise set forth herein, all references to amounts of money in this Agreement are to Canadian Dollars.

11.12

Counterparts

This Agreement may be executed in any number of counterparts by original or telefacsimile signature, each of which will be an original as regards any party whose signature appears thereon and all of which together will constitute one and the same instrument.  This Agreement will become binding when one or more counterparts hereof, individually or taken together, bears the signatures of all the parties reflected hereon as signatories.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Agreement as of the day and year first above written.

LUNDIN MINING CORPORATION By "Colin K. Benner" Name: Colin K. Benner Title: Vice Chairman and Director

TENKE MINING CORP. By: "Paul K. Conibear" Name: Paul K. Conibear Title: President and Chief Executive Officer
6749461 CANADA INC. By: "John H. Craig" Name: John H. Craig Title: Director

SCHEDULE A
CERTAIN DEFINITIONS

''Advisers" when used with respect to any Person, shall mean such Person's directors, officers, employees, representatives, agents, counsel, accountants, advisers, engineers, and consultants.

"Agreement" shall mean this Arrangement Agreement, as it may be amended or supplemented at any time and from time to time after the date hereof.

"Affiliate" shall have the meaning ascribed to such term in National Instrument 45-106 of the Canadian Securities Administrators.

"Arrangement" shall mean an arrangement under Section 192 of the CBCA, on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the provisions of this Agreement or Section 6.3 of the Plan of Arrangement, or made at the direction of the Court in the Final Order.

"Breaching Party" shall have the meaning ascribed to such term in Section 10.2.

"Business Day" shall mean any day other than a Saturday or Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto or Vancouver are required or permitted to close.

"Canadian Securities Laws" means the Securities Act (or equivalent legislation) in each of the Provinces of Canada and the respective regulations under such legislation together with applicable published rules, regulations, policy statements, national instruments and memoranda of understanding of the Canadian Provincial Securities Administrators and the securities regulatory authorities in such provinces.

"Class A Shares" means Class A common shares in the capital of Tenke which are to be created in accordance with the Plan of Arrangement;

"Class B Shares" means Class B common shares in the capital of Tenke which are to be created in accordance with the Plan of Arrangement;

"Closing" shall mean the consummation of the Arrangement in accordance with the provisions of this Agreement.

"Closing Date" shall mean the date on which the Closing occurs.

"Confidentiality Agreement" means the Confidentiality Agreement dated January 31, 2007 made between Lundin and Tenke and all extensions or amendments thereto.

"Contract" shall mean any contract, lease, agreement, instrument, license, commitment, order, or quotation, written or oral.

"Court" means the Ontario Court (General Division - Commercial List).

"Effective Date" shall have the meaning ascribed to such term in the Plan of Arrangement;

"Effective Time" shall have the meaning ascribed to such term in the Plan of Arrangement;

"Employee Plans" shall mean all plans, arrangements, agreements, programs, policies or practices, whether oral or written, formal or informal, funded or unfunded, maintained for employees, including, without limitation:

(a)

any employee benefit plan or material fringe benefit plan;

(b)

any retirement savings plan, pension plan or compensation plan, including, without limitation, any defined benefit pension plan, defined contribution pension plan, group registered retirement savings plan or supplemental pension or retirement income plan;

(c)

any bonus, profit sharing, deferred compensation, incentive compensation, stock compensation, stock purchase, hospitalization, health, drug, dental, legal disability, insurance (including without limitation unemployment insurance), vacation pay, severance pay or other benefit plan, arrangement or practice with respect to employees or former employees, individuals working on contract, or other individuals providing services of a kind normally provided by employees; and

(d)

where applicable, all statutory plans, including, without limitation, the Canada or Quebec Pension Plans.

"Environmental Laws" shall mean Laws regulating or pertaining to the generation, discharge, emission or release into the environment (including without limitation ambient air, surface water, groundwater or land), spill, receiving, handling, use, storage, containment, treatment, transportation, shipment, disposition or remediation or clean-up of any Hazardous Substance, as such Laws are amended and in effect as of the date hereof.

"Feasibility Study" means the "Tenke Fungurume Feasibility Study, 2006" authored by GRD Minproc Limited, Phelps Dodge Mining Company and Golder Associates.

"Final Order" means the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time prior to the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or as amended on appeal.

"GAAP" shall mean generally accepted accounting principles in Canada, consistently applied.

"Government" shall mean:

(a)

the government of Canada, or any foreign country;

(b)

the government of any province, county, municipality, city, town, or district of Canada, or any foreign country; and

(c)

any ministry, agency, department, authority, commission, administration, corporation, bank, court, magistrate, tribunal, arbitrator, instrumentality, or political subdivision of, or within the geographical jurisdiction of, any government described in the foregoing clauses (a) and (b).

"Governmental" shall mean pertaining to any Government.

"Hazardous Substance" shall include petroleum products, hazardous substances, hazardous waste, or hazardous materials and any other pollutants or contaminants.

"Income Tax" shall mean any Tax based on or measured by income (including without limitation based on net income, gross income, income as specifically defined, earnings, profits or selected items of income, earnings or profits); and any interest, Penalties and additions to tax with respect to any such tax (or any estimate or payment thereof).

"Interim Order" means an order of the Court made pursuant to Section 192 of the CBCA in respect of the Arrangement providing for, among other things, the calling and holding of the Tenke Meeting for the purpose of considering and, if deemed advisable, approving the Tenke Arrangement Resolution.

"ITA" means the Income Tax Act (Canada), as amended and all regulations thereunder.

"Law" shall mean any of the following of, or issued by, any Government, in effect on or prior to the date hereof, including any amendment, modification or supplementation of any of the following from time to time subsequent to the original enactment, adoption, issuance, announcement, promulgation or granting thereof and prior to the date hereof: any statute, law, act, ordinance, code, rule or regulation of any writ, injunction, award, decree, judgment or order.

"Liability" of any Person shall mean and include:

(a)

any right against such Person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured;

(b)

any right against such Person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and

(c)

any obligation of such Person for the performance of any covenant or agreement (whether for the payment of money or otherwise).

"Liens" shall mean liens, encumbrances, licenses, claims, security interests, mortgages, pledges, charges, escrows, options or rights of first refusal or offer.

"Lundin Corporate Action" means:

(a)

the entry into by Lundin or any Lundin Group Member of any material transaction not in the ordinary course of its business other than: (i) the completion of the Rio Narcea Offer; (ii) any transaction involving (A) the expenditure of not more than $50,000,000; or (B) the issue of Lundin Shares (or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any Lundin Shares or any other shares of its capital stock) representing not more than 10% of the issued and outstanding Lundin Shares;

(b)

the issue, sale, pledge, disposition or encumbrance by Lundin or any Lundin Group Member of any of its capital stock or any securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital stock other than (i) pursuant to this Agreement; (ii) to another Lundin Group Member; (iii) pursuant to the Rio Narcea Offer or the financing provided therefor; (iv) the issue of Lundin Shares pursuant to the exercise of currently outstanding securities directly or indirectly convertible into or exchangeable or exercisable for Lundin Shares; (v) the issue of Lundin Shares pursuant to the exercise of options outstanding under Lundin's stock option plan; or (vi) the issue, sale, pledge, disposition or encumbrance of capital stock or securities convertible into or exchangeable or exercisable for, or options, puts, warrants, calls, commitments or rights of any kind to acquire, any of its shares of capital stock representing not more than 10% of the issued and outstanding Lundin Shares

(c)

the transfer, lease, license, sale, mortgage, pledge, encumbrance, or disposition by Lundin or any Lundin Group Member of any material property or material assets other than: (i) to another Lundin Group Member; (ii) in accordance with Section 5.2 (e) of this Agreement; or (iii) in the ordinary and usual course of business consistent with past practice;

(d)

any acquisition of, or investment in, assets, shares, capital stock or other securities of any other person or entity by Lundin or any Lundin Group Member, other than its wholly-owned subsidiaries on the date hereof in an amount in excess of $50,000,000 or in the ordinary and usual course of business, consistent with past practice;

(e)

any change by Lundin in its accounting principles, practices, or methods, other than as may be required by generally accepted accounting principles; or

(f)

except as contemplated herein, any alteration (through arrangement, liquidation, reorganization, restructuring or in any other fashion) of the corporate structure or ownership of Lundin;

"Lundin Disclosure Letter" means the letter dated as of the date of this Agreement and delivered by Lundin to Tenke contemporaneously with the execution of this Agreement.

"Lundin Group" shall mean and include Lundin and the other Lundin Group Members.

"Lundin Group Employee Plan" shall have the meaning ascribed to such term in Section 3.8.

"Lundin Group Member" shall mean and include Lundin and any corporation, partnership or company in which Lundin beneficially owns or controls, directly or indirectly, more than 50% of the equity, voting rights, profit interest, capital or other similar interest thereof or any joint venture in which Lundin has a direct or indirect interest.

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Leased Properties" means all lands and premises which are leased or subleased from a third party by a Lundin Group Member and all fixtures and improvements on such lands.

"Lundin Lock-Up Agreements" means the agreement or agreements among Tenke and each of the Lundin Locked-Up Shareholders in the form attached as Schedule "C" hereto;

"Lundin Locked-Up Shareholders" means each of the directors and officers of Lundin and each person, company or trust that has, to the actual knowledge of Lundin based on public filings made pursuant to National Instrument 62-103, (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect  beneficial ownership of and of control or direction over, securities of Lundin carrying more than 10% of the voting rights attached to all of Lundin's outstanding voting securities.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"Lundin Real Property" means all lands and premises (including fixtures and improvements thereon) owned by a Lundin Group Member.

"Lundin Resolution" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"Lundin Securities Documents" shall have the meaning ascribed in Section 3.7.

"Lundin Shares" means common shares in the capital of Lundin.

"Lundin Shareholders" means holders of common shares in the capital of Lundin.

"Material Adverse Change" or "Material Adverse Effect" shall mean, with respect to Tenke, the Tenke Group, Lundin or the Lundin Group any change, event, effect, occurrence or state of facts that has, or could reasonably be expected to constitute a material adverse change in respect of or to have a material adverse effect on, the business, properties, assets, liabilities (including contingent liabilities), prospects, results of operations or financial condition of the Tenke Group or Lundin Group (as applicable) taken as a whole.  The foregoing shall not include any change or effects attributable to: (i) changes relating to general economic, political or financial conditions; (ii) relating to the state of securities or commodities markets in general; (iii) generally, changes in the industries in which the applicable Group engages; or (iv) the announcement of the Arrangement.

"Meetings" means the Lundin Meeting and the Tenke Meeting, collectively.

"Newco" means 6749461 Canada Inc.

"Newco Shares" means common shares in the capital of Newco.

"Non-Breaching Party" shall have the meaning ascribed to such term in Section 10.2 hereof.

"Parties" and "Party" means the parties to this Agreement.

"Penalty" shall mean any civil or criminal penalty (including any interest thereon), fine, levy, lien, assessment, charge, monetary sanction or payment, or any payment in the nature thereof, of any kind, required to be made to any Government under any Law.

"Permitted Liens" shall mean Liens arising out of the ordinary course of business which do not, individually or in the aggregate, materially detract from the use, value or enjoyment (in the ordinary course of business as presently conducted) of the assets which are the subject of such Liens.

"Person" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Government.

"Plan of Arrangement" means the Plan of Arrangement attached hereto as Schedule "B", as such Plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 6.3 of the Plan of Arrangement or at the direction of the Court in the Final Order.

"Revenue Canada" means the Canada Customs and Revenue Agency, or any successor thereto.

"Rio Narcea Offer" means the outstanding offer by Lundin, made by formal take over bid, to acquire the outstanding common shares and warrants of Rio Narcea Gold Mines Ltd. at a price of $5.00 per common share and $1.04 per warrant, in each case payable in cash.

"Shareholders Agreement" means the agreement dated January 16, 2004, as amended and novated October 3, 2005 among Tenke Holdings and Phelps Dodge Corporation and others, relating to Tenke Holdings' 30% equity interest in TF Holdings.

"South American Assets" means the all of the issued and outstanding shares of the South American Holding Companies.

"South American Holding Companies" means Frontera Holdings (Bermuda) Ltd. and its direct and indirect wholly-owned subsidiaries;

"subsidiary" shall mean, with respect to a specified corporation, any corporation of which more than fifty per cent (50%) of the outstanding shares ordinarily entitled to elect a majority of the Board of Directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified corporation, and shall include any corporation in like relation to a subsidiary.

"Tax" shall mean any tax, levy, charge or assessment imposed by or due any Government, together with any interest, Penalties, and additions to tax relating thereto, including without limitation, any of the following:

(a)

any Income Tax;

(b)

any franchise, sales, use and value added tax or any license or withholding tax; any payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, alternative or add-on minimum tax; and any customs duties or other taxes;

(c)

any tax on property (real or personal, tangible or intangible, based on transfer or gains);

(d)

any estimate or payment of any of tax described in the foregoing clauses (a) through (d); and

(e)

any interest, Penalties and additions to tax with respect to any tax (or any estimate or payment thereof) described in the foregoing clauses (a) through (e).

"Tax Code" means the Internal Revenue Code of 1986 of the United States of America, as amended and the rules and regulations promulgated thereunder.

"Tax Return" shall mean all returns, amended returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority in Canada or the United States.

"Tenke Arrangement Resolution" means the special resolution of the holders of Tenke Shares approving the Plan of Arrangement, as required by the Interim Order and applicable Law.

"Tenke Competing Proposal" shall have the meaning ascribed to such term in Section 4.6 of this Agreement.

"Tenke Convertible Securities" means any security issued by Tenke which by its terms allows or permits the holder thereof to convert such security into, or to acquire, Tenke Shares.

"Tenke Disclosure Letter" means a letter dated as of the date of this Agreement and delivered by Tenke to Lundin contemporaneous with the execution of this Agreement.

"Tenke Group" shall mean and include Tenke and Tenke Holdings.

"Tenke Group Employee Plan" shall have the meaning ascribed in Section 2.8.

"Tenke Group Member" refers to any member of the Tenke Group.

"Tenke Holdings" means Tenke Holdings Ltd., a corporation organized and existing under the laws of Bermuda;

"Tenke Information Circular" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

"Tenke Leased Properties" means all lands and premises which are leased or subleased from a third party by a Tenke Group Member and all fixtures and improvements on such lands.

"Tenke Lock-Up Agreements" means the agreement or agreements among Lundin and each of the Tenke Locked-Up Shareholders in the form attached as Schedule "D" hereto;

"Tenke Locked-Up Shareholders" means each of the directors and officers of Tenke and each person, company or trust that has, to the actual knowledge of Tenke based on public filings made pursuant to National Instrument 62-103, (i) direct or indirect beneficial ownership of; (ii) control or direction over; or (iii) a combination of direct or indirect  beneficial ownership of and of control or direction over, securities to Tenke carrying more than 10% of the voting rights attached to all of Tenke's outstanding voting securities.

"Tenke Meeting" means the special meeting of the shareholders of Tenke to be held in accordance with the Interim Order.

"Tenke Real Property" means all lands and premises (including all fixtures and improvements thereon) owned by a Tenke Group Member.

"Tenke Securities Documents " shall have the meaning ascribed to such term in Section 2.7.

"Tenke Shares" means the issued and outstanding common shares of Tenke.

"Tenke Shareholders" means the holders of the issued and outstanding Tenke Shares;

"Termination Date" means July 31, 2007.

"TF Holdings" means TF Holdings Ltd., a company organized under the laws of Bermuda .

"TFM" means Tenke Fungurume Mining SARL, a corporation organized under the laws of The Democratic Republic of Congo.

"Transaction Documents" means this Agreement, the Plan of Arrangement, the Tenke Lock-Up Agreements and the Lundin Lock-Up Agreements and "Transaction Document" means any one of them.

"TSX" means the Toronto Stock Exchange.

"TSX-V" means the TSX Venture Exchange.

"U.S. Securities Laws" means the United States Securities Act of 1933,as amended, and the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

SCHEDULE B
PLAN OF ARRANGEMENT

IN THE MATTER OF THE ARRANGEMENT involving Tenke, Lundin and Newco pursuant to section 192 of the Canada Business Corporations Act.

ARTICLE XII
INTERPRETATION

1.1

Definitions

In this Plan of Arrangement, unless the context otherwise requires:

"Arrangement" means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement subject to any amendments or variations thereto made in accordance with section 6.3 of this Plan of Arrangement and section 11.9 of the Arrangement Agreement or made at the discretion of the Court in the Final Order;

"Arrangement Agreement" means the Business Coordination Agreement dated April 10, 2007 among Tenke, Newco and Lundin, providing for, among other things, the Arrangement;

"Articles of Arrangement" means the articles of arrangement containing this Plan of Arrangement and containing such other provisions as are required under the CBCA, to be filed with the Director after the Final Order is made;

"Business Day" means any day other than a Saturday, Sunday or other day on which Canadian Chartered Banks located in the Cities of Toronto and Vancouver are required or permitted to close;

"Cash" means the sum of $U.S.5,000,000;

"CBCA" means the Canada Business Corporations Act, in effect on the date hereof and as amended from time to time prior to the Effective Date;

"Certificate of Arrangement" means the certificate of arrangement giving effect to the Arrangement, issued by the Director, pursuant to subsection 192(7) of the CBCA after the Articles of Arrangement have been filed with the Director;

"Class A Shares" means the class A common shares in the capital of Tenke which are to be created in accordance with this Plan of Arrangement and which shall have attached thereto the right to vote at all meetings of shareholders of Tenke, the right to dividends as and when declared by the Board of Directors of Tenke, subject to the preferential right of the holders of Class B Shares to dividends and the right to participate in the remaining assets of Tenke upon a winding up;

"Class B Shares" means the Tenke Shares following their re-designation as Class B Shares in accordance with this plan of Arrangement, such shares to bear the same rights and privileges as the Tenke Shares provided that such Class B Shares shall be entitled to dividends as and when declared by the Board of Directors of Tenke in preference to dividends to be paid on the Class A Shares;

"Court" means the Superior Court of Justice of the Province of Ontario;

"Depositary" means , being the depositary appointed by Tenke for the purpose of, among other things, exchanging certificates representing Class A Shares for Lundin Shares, cash in the amount of $.001 per share and Newco Shares in connection with the Arrangement;

"Director" means the Director appointed pursuant to section 260 of the CBCA;

"Dissent Rights" means the right of dissent in respect of the Arrangement Resolution that may be exercised by registered holders of Tenke Shares provided in the Interim Order and in Section 4.1 hereof;

"Dissenting Shareholder" means a registered holder of Tenke Shares who dissents from the Arrangement Resolution in compliance with the Dissent Rights;

"Effective Date" means the date shown on the Certificate of Arrangement;

"Effective Time" means 12.01 a.m. (Toronto Time) on the Effective Date;

"Eligible Holder" means a Tenke Shareholder other than a Tax Exempt Tenke Shareholder or a Non-Resident Tenke Shareholder;

"Exchange Ratio" means 1.73 Lundin Shares for each Class A Share;

"Final Order" shall mean the final order of the Court approving the Arrangement, as such order may be amended by the Court at any time before the Effective Time or, if appealed, unless that appeal is withdrawn or denied, as affirmed or amended on appeal;

"Former Tenke Shareholders" means the holders of Tenke Shares immediately prior to the Effective Time;

"Governmental Entity" shall mean: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agent, domestic or foreign; (b) any subdivision, agent, commission, board or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing;

"holders" means, when used with reference to the securities in the capital of any Person, the holders of such securities shown from time to time on the register maintained by or on behalf of such Person in respect of such securities;

"Interim Order" shall mean an interim order of the Court, as may be amended, in respect of the Arrangement, providing for, among other things, the calling and holding of the Tenke Meeting;

"Lundin" means Lundin Mining Corporation, a corporation incorporated under the CBCA;

"Lundin Information Circular" means the management information circular of Lundin to be provided to the Lundin Shareholders in respect of the Lundin Resolution and the other matters (if any) to be considered at the Lundin Meeting.

"Lundin Meeting" means a special meeting of the Lundin Shareholders called to consider and, if thought fit, approve the Lundin Resolution and any and all adjournments or postponements of such meeting;

"Lundin Resolution" means a resolution of the Lundin Shareholders approving the issue of Lundin Shares pursuant to the Arrangement.

"Lundin Shares" means common shares in the capital of Lundin;

"Newco" means 6749461 Canada Inc.;

"Newco Class A Shares" means the Class A Shares in the capital of Newco, which are voting, non-participating shares;

"Newco Shares" means common shares in the capital of Newco;

"Non-Resident Tenke Shareholder" means a Tenke Shareholder who is not, and is not deemed to be, a resident of Canada for the purposes of the Tax Act, and (i) whose Tenke Shares are not "taxable Canadian Property" as defined in the Tax Act or (ii) whose Tenke Shares are "taxable Canadian property" as defined in the Tax Act and who is exempt from Canadian tax in respect of any gain realized on the disposition of Tenke Shares by reason of an exemption contained in an applicable income tax treaty or convention;

"Person" shall mean any corporation, partnership, limited liability company or partnership, joint venture, trust, unincorporated association or organization, business, enterprise or other entity; any individual; and any Governmental Entity;

"Plan of Arrangement" means this Plan of Arrangement, as such plan may be amended, modified or supplemented from time to time in accordance with the provisions hereof or Section 11.9 of the Arrangement Agreement or at the direction of the Court in the Final Order;

"Shareholders" means, collectively, Persons who are holders of issued and outstanding Lundin Shares and Tenke Shares;

"South American Assets" means all of the issued and outstanding shares of Frontera Holdings (Bermuda) Ltd., and its direct and indirect wholly owned subsidiaries;

"Tenke Arrangement Resolution" means the special resolution of the holders of Tenke Shares approving this Plan of Arrangement, as required by the Interim Order and applicable Law;

"Tenke Information Circular" means the management information circular of Tenke to be provided to the Tenke Shareholders in respect of the Tenke Arrangement Resolution and the other matters (if any) to be considered at the Tenke Meeting.

"Tenke Shares" means common shares in the capital of Tenke;

"Tenke Stock Option" means any option to acquire Tenke Shares that was granted under the Tenke Stock Option Plan and is outstanding prior to the Effective Date;

"Tenke Stock Option Plan" means the stock option plan implemented by Tenke on February 10, 1994 and amended on March 26, 2007, subject to receipt of shareholder approval;

"Tenke Meeting" shall mean the special meeting of the holders of Tenke Shares called and held in accordance with the Interim Order to consider and, if thought appropriate, approve the Tenke Arrangement Resolution and any and all adjournments or postponements of such meeting;

"Tenke Shares" means the common shares in the capital of Tenke;

"Tax Act" means the Income Tax Act  (Canada) and the regulations thereunder as amended from time to time;

"Tax Exempt Tenke Shareholder" means a Tenke Shareholder that is exempt from tax under Part I of the Tax Act.

1.2

Interpretation Not Affected by Headings

The division of this Plan of Arrangement into Articles, sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Plan of Arrangement.

1.3

Article References

Unless the contrary intention appears, references in this Plan of Arrangement to an Article, section, subsection or paragraph by number or letter or both refer to the Article, section, subsection or paragraph, respectively, bearing that designation in this Plan of Arrangement.

1.4

Number and Gender

In this Plan of Arrangement, unless the contrary intention appears, words importing the singular number only shall include the plural and vice-versa, and words importing the use of any gender shall include all genders.

1.5

Date for Any Action

If the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6

Governing Law

This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE II
PURPOSE AND EFFECT OF THE PLAN OF ARRANGEMENT

2.1

The Arrangement Agreement

The Arrangement is made pursuant to and subject to the provisions of the Arrangement Agreement.

2.2

The Effective Time

This Plan of Arrangement will, upon filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, become effective in the sequence set out in section 3.2 and will be binding from and after the Effective Time.

2.3

Conditions Precedent

The implementation of this Plan of Arrangement is expressly subject to the fulfilment or waiver, by the party or parties thereto entitled, of the conditions precedent set out in the Arrangement Agreement.

ARTICLE III
THE ARRANGEMENT

3.1

Effectiveness

Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective in the sequence set out in Section 3.2 (except as otherwise provided therein) and will be binding from the Effective Time on: (i) Tenke; (ii) Newco; and (iii) all registered and beneficial owners of Tenke Shares; (iv) all registered and beneficial holders of Tenke options; and (v) all registered and beneficial owners of Newco Shares.

3.2

The Arrangement

On the Effective Date and commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(a)

the authorized capital of Tenke will be amended by redesignating the Tenke Shares as Class B Shares and the Articles of Tenke shall be deemed to be amended accordingly and each certificate representing an outstanding Tenke Share shall, as and from the time such redesignation is effective, represent a Class B Share;

(b)

the authorized capital of Tenke will be amended by the creation of an unlimited number of Class A Shares and the Articles of Tenke shall be deemed to be amended accordingly;

(c)

Tenke will transfer the South American Assets and the Cash to Newco and, in consideration therefor, Newco will issue to Tenke, as fully paid and non-assessable, that number of Newco Shares equal to the number of Tenke Shares issued and outstanding immediately before the Effective Time, other than Tenke Shares held by Dissenting Shareholders;

(d)

each issued Class B Share, other than those held by Dissenting Shareholders, will be exchanged with Tenke for one Class A Share and one Newco Share acquired by Tenke in accordance with Section 3.2(c) and the certificates representing the outstanding Class B Shares of Tenke shall thereafter represent Class A Shares;

(e)

each issued Class B Share held by Dissenting Shareholders (for greater certainty, being Tenke Shareholders who have duly complied with the Dissent Rights and are ultimately entitled to be paid for their dissenting shares) will be acquired by Tenke in consideration for Tenke agreeing to pay the amount to be paid as determined in accordance with Article IV of this Plan of Arrangement in respect of the dissenting shares;

(f)

each issued Class B Share acquired in accordance Section 3.2(e) will be cancelled;

(g)

the stated capital of Tenke for the outstanding Class A Shares will be an amount equal to the stated capital of Tenke for the Class B Shares, less the fair market value of the Newco Shares distributed to Tenke Shareholders, other than Dissenting Shareholders, pursuant to Section 3.2(d) and the paid-up capital of the Class A Shares of Tenke will be reduced accordingly;

(h)

the Class B Shares will be cancelled;

(i)

each issued Class A Share will be transferred to Lundin in consideration of 1.73  Lundin Shares and $0.001 in cash;

(j)

each Tenke Stock Option outstanding immediately before the Effective Date will be exchanged for a stock option to be issued by Lundin (a "Lundin New Option") pursuant to which the holder of the Tenke Stock Option will be entitled to receive, upon exercise of the Lundin New Option, that number of Lundin Shares which the holder would have been entitled to receive as a result of the transactions contemplated by this Plan of Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Tenke Shares to which such holder was therefore entitled upon exercise of the  Tenke Stock Option.  Save and except as otherwise agreed to by Lundin and the holders of Tenke Stock Options, the term to expiry, conditions to and manner of exercising, vesting schedule, the status under applicable laws, and all other terms and conditions of each Lundin New Option will otherwise be unchanged from those contained in or otherwise applicable to the related Tenke Stock Option. It is intended that the provisions of Subsection 7 (1.4) of the Tax Act apply to such exchange.  Therefore, in the event that the amount, if any, by which the total fair market value (determined immediately after the Effective Time) of the Lundin Shares that a holder is entitled to acquire on exercise of the Lundin New Option exceeds the amount payable to acquire such shares under the Lundin New Option (the "Lundin Stock Option In-The-Money Amount") exceeds the amount by which the total fair market value (determined immediately before the Effective Time) of the Tenke Shares that the holder was entitled to acquire on exercise of the Tenke Stock Option exceeds the amount payable to acquire such shares under the Tenke Stock Option (the "Tenke Stock Option In-The-Money Amount"), the number of Lundin Shares which may be acquired on exercise of the Lundin New Option will be adjusted accordingly with effect at and from the Effective Time to ensure that the Lundin Stock Option In-The-Money Amount does not exceed the Tenke Stock Option In-The-Money Amount and the ratio of the amount payable to acquire such shares to the value of such shares to be acquired shall be unchanged. In addition each Tenke Stock Option which, by its terms, would expire 90 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan, shall be deemed to have been amended to provide that such option shall not expire until 180 days after the holder of such option ceased to be eligible to hold options under the Tenke Stock Option Plan;

(k)

Newco will redeem its outstanding Class A Shares for $0.001 per share and such shares will be cancelled;

(l)

no fractional Lundin Shares will be issued in connection with the exchange in Section 3.2(i), but rather shareholders entitled to a fractional Lundin Share will receive cash in lieu thereof in accordance with Section 3.5 of this Plan of Arrangement;

(m)

the names of Tenke Shareholders, other than Lundin, will be removed from the central securities register of Tenke;

(n)

Lundin will become the holder of all Class A Shares and the central securities register of Tenke will be revised accordingly; and

(o)

the exchanges and cancellations provided for in this Section 3.2 will be deemed to occur on the Effective Date, notwithstanding that certain of the procedures related thereto are not completed until after the Effective Date.

3.3

Effect of the Arrangement

As at and from the Effective Time:

(a)

Tenke will be a wholly-owned subsidiary of Lundin;

(b)

Tenke will continue to hold all of its mineral properties, cash and assets, save and except for the Cash and South American Assets transferred to Newco as part of the Arrangement;

(c)

The holders of Tenke Shares, other than Dissenting Shareholders, will hold Lundin Shares and Newco Shares in replacement for their Tenke Shares, as provided by this Plan of Arrangement; and

(d)

The holders of Tenke Stock Options will hold Lundin Stock Options in replacement for their Tenke Stock Options as provided by this Plan of Arrangement.

3.4

Post Effective Time Procedures

(a)

After the Effective Date, certificates formerly representing Tenke Shares which are held by a Former Tenke Shareholder will, except for Tenke Shares held by Dissenting Shareholders, represent only the right to receive certificates representing Lundin Shares and Newco Shares, all in accordance with the terms of this Plan of Arrangement.

(b)

On or promptly after the Effective Date, Lundin shall deliver or arrange to be delivered to the Depositary certificates representing the Lundin Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Tenke Shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(c)

On or promptly after the Effective Date, Newco shall deliver or arrange to be delivered to the Depositary certificates representing the Newco Shares required to be issued to Former Tenke Shareholders in accordance with the provisions of Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such Tenke shareholders for distribution to such Former Tenke Shareholders in accordance with the provisions of Article III hereof.

(d)

A Former Tenke Shareholder who is an Eligible Holder and who has transferred a Class A Share to Lundin pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provisions of provincial income tax law) with respect to such transfer by providing two signed copies of the necessary election forms to an appointed representative, as directed by Tenke or Lundin, within 90 days following the Effective Date, duly completed with the details of the number of shares transferred and the applicable agreed amounts for the purposes of such election.  Thereafter, subject to such election forms complying with requirements under the Tax Act (or applicable provincial income tax law), such forms shall be signed and returned to such Former Tenke Shareholder within 90 days after the receipt thereof by Lundin or any successor corporation for filing with the Canada Revenue Agency (or the applicable provincial tax authority).  Lundin or any successor corporation shall not be responsible for the proper completion of any election form and, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, Lundin or any successor will not be responsible for any taxes, interest or penalties resulting from the failure of a Former Tenke Shareholder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation).  In its sole discretion, Lundin or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

3.5

No Fractional Lundin Shares

No fractional Lundin Shares shall be issued to Former Tenke Shareholders and any fractional number of Lundin Shares shall be accumulated, and all whole Lundin Shares shall be sold. Former Tenke Shareholders otherwise entitled to receive a fractional interest in a Lundin Share will receive a cash payment equal to such person's pro rata portion of the net proceeds after expenses received by the Depositary upon such sale of the whole Lundin Shares.

ARTICLE IV
RIGHTS OF DISSENT

4.1

Dissent Rights

Notwithstanding Article 3, each registered holder of Tenke Shares is entitled to dissent from the Arrangement and to be paid the fair value of the Tenke Shares held by such holder in respect of which such holder dissents, determined as of the day before the date on which the Arrangement Resolution is passed (and in the event that the Arrangement becomes effective) in connection with the Plan of Arrangement (the "Dissent Right") provided that such holder complies with section 190 of the CBCA (as modified by the Interim Order, the Final Order and this section 4.1) as if section 190 (as so modified) were applicable to such registered holders.

Holders of Tenke Shares who exercise Dissent Rights and who: (i) are ultimately determined to be entitled to be paid fair value for their Tenke Shares; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Tenke Shares, shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-Dissenting Shareholder and shall receive Newco Shares and Lundin Shares in respect of their Tenke Shares on the basis set forth in Article 3.

In no case shall Tenke, Lundin or any other Person be required to recognize a Dissenting Shareholder as a holder of Tenke Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the register of holders of Tenke Shares as at the Effective Time.

ARTICLE V
CERTIFICATES

5.1

Share Certificates

Upon surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares together with such other documents and instruments as would have been required to effect the transfer of the Tenke Shares formerly represented by such certificate under the CBCA and the by-laws of Tenke and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Newco Shares and the Lundin Shares which such holder is entitled to receive in accordance with Section 3.1 hereof.

5.2

Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Tenke Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue to such Person the Lundin Shares that such Person would have been entitled to had such share certificate not been lost, stolen or destroyed.  When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the Person to whom the Newco Shares and Lundin Shares are to be issued shall, as a condition precedent to the payment thereof, give bonds satisfactory to Newco and Lundin in such sums as Newco and Lundin may direct or otherwise indemnify the Depositary, Newco and Lundin in a manner satisfactory to each of them against any claim that may be made against the Depositary, Newco or Lundin with respect to the certificate alleged to have been lost, stolen or destroyed.

5.3

Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Lundin Shares or Newco Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Tenke Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 and Section 5.2 hereof.  Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Lundin Shares and Newco Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to Lundin Shares or Newco Shares, as the case may be.

5.4

Withholding Rights

Newco, Lundin and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Tenke Shareholder such amounts as Newco, Lundin or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Tenke Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5

Limitation and Proscription

To the extent that a Former Tenke Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date which is six years after the Effective Date (the "final proscription date"), then the Newco Shares and Lundin Shares which such Former Tenke Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such Newco Shares and Lundin Shares shall be delivered to Newco and/or Lundin by the Depositary for cancellation and shall be cancelled by Newco and Lundin and the interest of the Former Tenke Shareholder in such Newco Shares and Lundin Shares shall be terminated as of such final proscription date.

ARTICLE VI
GENERAL

6.1

Effectiveness

No portion of this Plan of Arrangement shall take effect with respect to any Person until the Effective Time.

6.2

Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Tenke Shares issued prior to the Effective Time; (ii) the rights and obligations of the registered holders of Tenke Shares, any trustee or transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Tenke Shares shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

6.3

Amendment

(a)

Lundin and Tenke reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement, (ii) filed with the Court and, if made following the Tenke Meeting, approved by the Court, and (iii) if so required by the Court, communicated to Holders of Tenke Shares in the manner required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Lundin or Tenke at any time prior to or at the Meeting shall, with or without any prior notice or communication, and if so proposed and accepted by the Persons voting at the Meetings (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Meeting shall be effective only if: (i) it is agreed to by each of Lundin and Tenke pursuant to the Arrangement Agreement; and (ii) if required by the Court, it is consented to by holders of the Tenke Shares voting in the manner directed by the Court.

(d)

Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Lundin and Tenke after the Effective Date without the approval of the Holders of Lundin Shares or Tenke Shares provided that: (i) it is agreed to by the parties pursuant to the Arrangement Agreement, and (ii) it concerns a matter which, in the reasonable opinion of Lundin and Tenke, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the financial or economic interests of the Holders of Lundin Shares or Tenke Shares.

6.4

Termination

At any time up until the time the Final Order is made, but subject to the Arrangement Agreement, Tenke and Lundin may mutually determine not to proceed with this Plan of Arrangement, or to terminate this Plan of Arrangement, notwithstanding any prior approvals given at the Meetings.

6.5

Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

6.6

Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Plan of Arrangement shall be in writing and shall refer to this Plan of Arrangement and may be made or given by the Person making or giving it or by any agent of such Person authorized for that purpose by personal delivery, by prepaid mail or by telecopier addressed to the respective Parties as follows:

(a)

if to Lundin:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

McCullough, O'Connor Irwin LLP
1100-888 West Georgia Street
Vancouver, British Columbia
V6C-3K4

Attention: Kevin Hisko

Facsimile: (604) 687-7099

(b)

If to Tenke:

Tenke Mining Corp.
Suite 2101-885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Attention: Paul Conibear, President and Chief Executive Officer

Facsimile: (604) 689-4250

(c)

if to a holder of Tenke Shares or Lundin Shares, to the last known address for such holder as shown on the books maintained by Tenke or Lundin or their transfer agents.

Any such notice, consent, waiver, direction or other communication shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if prior to 4:00 p.m. at the place of receipt on a Business Day or, if not, on the next Business Day) and if sent by facsimile transmission be deemed to have been given and received at the time of receipt unless actually received on a day other than a Business Day or after 4:00 p.m. at the place of receipt on a Business Day in which case it shall be deemed to have been given and received on the next Business Day. Any such address for service or facsimile number may be changed by notice given as aforesaid.

SCHEDULE "C"

[name of shareholder]

- and -

LUNDIN MINING CORPORATION

LOCK-UP AGREEMENT

April l0,2007

Blake, Cassels & Graydon LLP
Suite 2600, Three Bentall Centre
P.O. Box 49314
595 Burrard Street
Vancouver, British Columbia, Canada
V7X 1L3

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Number and Gender	3
1.3	Interpretation not Affected by Headings	3

	ARTICLE 2 AGREEMENTS REGARDING TRANSFER AND VOTING

2.1	Agreement not to Dispose prior to Business Combination	4
2.2	Voting in respect of Business Combination	4
2.3	Proxy in Respect of Voting Securities	4

	ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder	4

	ARTICLE 4 COVENANTS OF THE SHAREHOLDER

4.1	Covenants of the Shareholder Regarding Business the Combination	6
4.2	Exceptions	7

	ARTICLE 5
	TERMINATION

5.1	Termination	7

	ARTICLE 6
	GENERAL

6.1	Disclosure	8
6.2	Assignment	8
6.3	Expenses	8
6.4	Damage Provisions	8
6.5	Exercise of Rights	8
6.6	Time	9
6.7	Notice	9
6.8	Governing Law	10
6.9	Entire Agreement	10
6.10	Further Assurances	10
6.11	Amendment and Waiver	10
6.12	Counterparts	10
6.13	Severability	10
6.14	Independent Legal Advice	10

LOCK-UP AGREEMENT

THIS AGREEMENT made this 10TH day of April, 2007.

BETWEEN:

[name], (the "Shareholder")

-and-

LUNDIN MINING CORPORATION, a corporation incorporated and existing under the Canada Business Corporations Act ("Lundin")

WHEREAS:

A.

Lundin and Tenke ("Tenke" or the "Company") are concurrently entering into the Business Combination Agreement pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Tenke shareholders will receive 1.73 of a Lundin Common Share and $0.001 for each Tenke Class A Share in accordance with the terms of the Business Combination Agreement (the foregoing and all other transactions contemplated by the Business Combination Agreement are referred to as the "Business Combination").

B.	As an inducement to Lundin entering into the Business Combination Agreement, the Shareholder is desirous of entering into this Agreement.

NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In addition to the terms defined above, all terms used herein which are denoted with initial capital letters shall, unless otherwise expressly provided or unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

"Act" means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

"Affiliate" has the meaning given to such term in the Act;

"Agreement" means this agreement among the Parties hereto together with the Schedule hereto, as the same may be amended, from time to time, and the expressions "herein", "hereof", "hereto" "above", "below" and similar expressions refer to this Agreement and, where applicable, to the Schedule hereto;

"Associate" has the meaning given to such term in the Act;

"Business Combination Agreement" means the definitive business combination agreement to be entered into by Lundin, Tenke and ● Canada Inc. contemporaneously herewith in order to effect the Business Combination;

"Business Day" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Vancouver, Canada or Toronto, Canada;

"Encumbrance" means any security in the nature of a security interest, mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self regulatory authority or stock exchange; or (d) any quasi governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Law" or "Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body;

"Lundin Common Shares" means common shares in the capital of Lundin;

"Owned Securities" means Tenke Shares and other securities of Tenke, including Tenke securities that are directly or indirectly beneficially owned by the Shareholder or over which control or direction is exercised by the Shareholder directly or indirectly, which as at the date hereof are more particularly set forth in Schedule A, and includes any Tenke securities acquired after the date hereof;

"Party" means a party to this Agreement and "Parties" means both parties to this Agreement;

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by Law;

"Resolutions" means all resolutions relating to the Business Combination or that are necessary or desirable in connection with the Business Combination, to be considered and, if thought fit, approved by any of the security holders of the Company at the Tenke Meeting;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

"Tenke Shares" has the meaning ascribed to it in the Business Combination Agreement;

"Tenke Competing Proposal" has the meaning ascribed thereto in Section 4.1;

"Tenke Group" shall mean and include Tenke and Tenke Holdings;

"Tenke Meeting" means a special meeting of the holders of Tenke Shares called for the purpose of conducting and, if thought fit, approving the Resolutions and any adjournment thereof;

"Tenke Group Member" refers to any member of the Tenke Group;

"Tenke Superior Proposal" has the meaning ascribed to it in the Business Combination Agreement;

"Tenke Holdings" means Tenke Holdings Ltd., a company incorporated under the laws of Bermuda;

"Transfer" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of, or grant of a power of attorney over, such security or the beneficial ownership thereof, the offer to make or do any of the foregoing and each option, agreement, arrangement, instrument or understanding, whether or not in writing, to effect any of the foregoing; and

"Voting Securities" has the meaning ascribed thereto in Section 2.2.

1.2	Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and the Schedule and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2 AGREEMENTS REGARDING TRANSFER AND VOTING

2.1	Agreement not to Dispose prior to Business Combination

The Shareholder agrees that from and after the date hereof except as contemplated by the following sentence of this Section 2.1, it will not Transfer or agree to Transfer any Owned Securities other than with Lundin's prior written consent. If any Transfer is consented to by Lundin, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the Shareholder is bound. The Shareholder agrees that, from and after the date hereof, any Tenke securities acquired by, or over which beneficial ownership or control or direction becomes directly or indirectly exercised, shall also be subject to the provisions of this Agreement and shall be considered to be "Owned Securities" for the purposes of this Agreement.

2.2	Voting in respect of Business Combination

The Shareholder agrees that from and after the date hereof and provided that this Agreement has not been terminated in accordance with its terms, (i) at such time as the Company conducts a Tenke Meeting or otherwise seeks approval of any of its securityholders for the purpose of approving the Business Combination, the Shareholder will vote or cause to be voted all Owned Securities over which the Shareholder has direct or indirect voting power (the "Voting Securities") in favour of approving the Business Combination Agreement and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing; and (ii) the Shareholder will at any meeting of any of the securityholders of the Company vote or cause to be voted all of the Voting Securities against, and the Shareholder will not consent to or approve, any Tenke Competing Proposal or any action that would be inconsistent with the obligations of the Company under the Business Combination Agreement or in respect of the Business Combination.

2.3	Proxy in Respect of Voting Securities

If the Shareholder is unable to personally attend any meeting of securityholders of the Company in order to vote the Voting Securities in the manner contemplated by Section 2.2, then the Shareholder agrees to grant, execute and deliver to Tenke (with a copy to Lundin) at least two (2) Business Days prior to the relevant meeting of securityholders of the Company an proxy in favour of Lundin or its nominee (if so directed by Lundin) in order that all of the Voting Securities are voted in the manner contemplated by Section 2.2.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder makes the following representations and warranties to Lundin as an inducement to Lundin to enter into this Agreement and the Business Combination Agreement and acknowledges that Lundin is relying on such representations and warranties in so doing:

(a)

the Shareholder has good and sufficient power, capacity and fight to enter into this Agreement and to complete the transactions and perform the Shareholder's obligations contemplated hereby, this Agreement has been duly executed and delivered by the Shareholder, and this Agreement is a valid and binding agreement of the Shareholder enforceable by Lundin against the Shareholder in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the fights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b)

neither the entering into of this Agreement nor the performance by the Shareholder of any of the Shareholder's obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Shareholder or any of the Shareholder's properties or assets are subject; (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which the Shareholder is a party or by which any of its properties or assets are or may become bound; or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on the Shareholder;

(c)

the Shareholder directly or indirectly beneficially owns, or exercises control or direction directly or indirectly over, the number of Owned Securities set forth in Schedule A hereto (and neither the Shareholder nor any of its Associates or Affiliates holds or beneficially owns or controls, directly or indirectly, any other securities of Tenke), has the exclusive fight to vote and grant proxies in respect thereof as contemplated by this Agreement and the Owned Securities are not subject to any encumbrance;

(d)

other than as contemplated by this Agreement, the Shareholder is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and has not granted any power of attorney or entered into any voting trust, vote pooling or other agreement with respect to the fight to vote, call meetings of securityholders or give consents or approvals of any kind in respect of the Owned Securities;

(e)

none of the Owned Securities held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Shareholder to perform the Shareholder's obligations with respect to the Owned Securities as set out in this Agreement; and

(f)	the Shareholder is not aware of any current discussions between the Company, its Affiliates and/or Associates and any Person with respect to any Tenke Competing Proposal.

ARTICLE 4
COVENANTS OF THE SHAREHOLDER

4.1	Covenants of the Shareholder Regarding the Business Combination

Subject to Section 4.2, in consideration of Lundin entering into the Business Combination Agreement and this Agreement, the Shareholder agrees, from and after the date hereof until the termination of this Agreement, that:

(a)

other than in connection with the Business Combination, the Shareholder shall not and shall not permit its Affiliates or Associates, directly or indirectly, through any officer, director, employee, advisor, representative or agent, or otherwise, to:

(i)

solicit, initiate, or engage in discussions or negotiations with any person, encourage submission of any inquiries, proposals, or offers by, or take any other action intended or designed to facilitate the efforts of any person, other than Lundin, relating to:

(A)

the possible acquisition of, or business combination with, Tenke or any other Tenke Group Member (whether by way of amalgamation, arrangement, consolidation, take-over bid, purchase of shares, purchase of assets, or otherwise);

		(B)	the possible acquisition of more than 10% of its or their shares of capital stock or a material portion of its assets, on a consolidated basis;

		(c)	any take-over bid, or exchange offer or other secondary purchase; or

		(D)	any other transaction, the consummation of which would reasonably be expected to prevent or materially impede, interfere with or delay the consummation of the Arrangement;

(any of the foregoing, a "Tenke Competing Proposal"); or

(ii)

provide non-public information with respect to Tenke or any Tenke Group Member, or afford any access to the properties, books, or records of the same, to any Person, that may wish to propose or pursue a Tenke Competing Proposal;

(b)

the Shareholder will not take any steps, directly or indirectly, which may in any way materially and adversely affect the Business Combination or the direct or indirect acquisition by Lundin of any Tenke Shares and/or Tenke securities under the Business Combination or take action of any kind which may reduce the likelihood of success or completion of the Business Combination, including, any action or inaction to initiate, encourage, assist or participate in proposals or offers from any Person or group of Persons in connection with a Tenke Competing Proposal or any other transaction which interferes, by delay or otherwise, with the Business Combination;

(c)	the Shareholder will not exercise any fights of dissent which may be available to the Shareholder under applicable Laws in connection with the Business Combination;

(d)	the Shareholder will forthwith notify Lundin upon the acquisition of any additional Tenke securities;

(e)	the Shareholder will take all action necessary to permit the voting of the Voting Securities in accordance with the terms of this Agreement; and

(f)

the Shareholder will promptly notify Lundin in writing upon any representation or warranty of the Shareholder contained in this Agreement becoming untrue or upon an obligation of the Shareholder not being complied with in any material respect.

4.2	Exceptions

Nothing in Section 4.1 shall prevent the Shareholder, if the Shareholder is a director or officer of Tenke and solely in his or her capacity as such director or officer, from acting in accordance with the exercise of his or her fiduciary duties or other legal obligation to act in the best interests of the Company, in a manner consistent with the terms of, and only as permitted by, the Business Combination Agreement, if such action is required in order for the Shareholder to fulfill his or her fiduciary duty as a director and/or officer of Tenke and provided that such director and/or officer has first obtained the written advice of legal counsel that such action is required by applicable Laws.

ARTICLE 5
TERMINATION

5.1	Termination

This Agreement shall terminate on the earliest to occur of the following:

(a)	the date upon which the Business Combination is completed;

(b)	the date upon which Lundin and the Shareholder mutually agree to terminate this Agreement or Lundin terminates this Agreement in its sole discretion;

(c)	the date upon which Lundin announces it will not match a Tenke Superior Proposal; or

(d)	the Business Combination Agreement is terminated by Lundin or Tenke in accordance with its terms; or

(e)

the Termination Date (as defined in the Business Combination Agreement). The obligations of the Parties under Section 6.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 6 GENERAL

6.1	Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Business Combination, Lundin or the business and affairs of the Company, shall be made by the Shareholder without the prior written consent of Lundin, except to the extent required by applicable Laws.

6.2	Assignment

Lundin may assign its rights under this Agreement to any of its Affiliates provided that Lundin shall remain liable for the performance of its obligations hereunder. This Agreement shall not be assignable by the Shareholder hereto without the prior written consent of Lundin. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

6.3	Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

6.4	Damage Provisions

The Shareholder acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in respect of the Business Combination and that Lundin would not contemplate entering into the Business Combination Agreement and participating in the Business Combination unless this Agreement was executed, and that a breach by the Shareholder of any covenant or other obligation contained in this Agreement will cause Lundin to sustain irreparable and immediate harm and injury for which Lundin would not have an adequate remedy at law for monetary damages and for which Lundin could not be made whole by monetary damages. It is accordingly agreed that in the event of any breach hereof by the Shareholder, (i) Lundin shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to the remedy of specific performance of this Agreement and/or preliminary or permanent injunctive and other equitable relief; (ii) the Shareholder will waive, in any action for specific performance, injunctive relief and/or any other equitable remedy, the defence of adequacy of a remedy at law; and (iii) the Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

6.5		Exercise of Rights

All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such fight, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its fight to exercise any such or other fight, power or remedy or to demand such compliance.

6.6		Time

Time shall be of the essence of this Agreement.

6.7		Notice

Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

	(a)	the Shareholder, addressed at the address set forth in Schedule A;

(b)	Lundin, addressed as follows:

Lundin Mining Corporation
2101-885 West Georgia Street
Vancouver, British Columbia
V6C-3E8

Attention: Mr. Colin K. Benner

Facsimile: (604) 689-4250

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP Suite 2600, Three Bentall Centre P.O. Box 49314 595 Burrard Street Vancouver, British Columbia, Canada V7X 1L3 Attention: Mr. Bob Wooder Facsimile: 604.631.3330

Any notice, demand or other communication so, given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Party hereto given in the manner aforesaid.

6.8	Governing Law

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereto irrevocably attoms and submits to the non exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

6.9	Entire Agreement

This Agreement, together with the Business Combination Agreement, shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Lundin on the one hand and the Shareholder on the other hand, other than as expressly set forth in this Agreement.

6.10	Further Assurances

Each Party hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

6.11	Amendment and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

6.12		Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be delivered by any Party by facsimile.

6.13		Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

6.14		Independent Legal Advice

The Shareholder ackaaowledges that:

	(a)	the Shareholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)

the Shareholder has been advised to seek independent legal advice with respect to the Shareholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

	(c)	the Shareholder is entering into this Agreement voluntarily.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED, in the presence of:	)
)
)
)
)
Witness Name:	)		name of shareholder

LUNDIN MINING CORPORATION

By:
Name:

SCHEDULE A
OWNED SECURITIES

The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction directly or indirectly (please provide the details of any indirect ownership).

Name of Shareholder, Address	Number of	Number and Type of
and Facsimile Number	Tenke Shares	Tenke Securities

Name of shareholder	●	[Options]
In care of:
●		●
Facsimile: ●

SCHEDULE "D"

●

- and -

TENKE MINING CORP.

LOCK-UP AGREEMENT

April ●, 2007

ARTICLE 1
INTERPRETATION

1.1	Definitions	1
1.2	Number and Gender	3
1.3	Interpretation not Affected by Headings	3

	ARTICLE 2 AGREEMENTS REGARDING TRANSFER AND VOTING

2.1	Agreement not to Dispose prior to Business Combination	4
2.2	Voting in respect of Business Combination	4
2.3	Proxy in Respect of Voting Securities	4

	ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder	4

	ARTICLE 4
	TERMINATION

4.1	Termination	5

	ARTICLE 5
	GENERAL

5.1	Disclosure	8
5.2	Assignment	8
5.3	Expenses	8
5.4	Damage Provisions	8
5.5	Exercise of Rights	8
5.6	Time	9
5.7	Notice	9
5.8	Governing Law	10
5.9	Entire Agreement	10
5.10	Further Assurances	10
5.11	Amendment and Waiver	10
5.12	Counterparts	10
5.13	Severability	10
5.14	Independent Legal Advice	10

LOCK-UP AGREEMENT

THIS AGREEMENT made this ● day of April, 2007.

BETWEEN:

●, (the "Shareholder")

-and-

TENKE MINING CORP., a corporation incorporated and existing under the Canada Business Corporations Act ("Tenke")

WHEREAS:

A.

Lundin Mining Corporation ("Lundin") and Tenke are concurrently entering into the Business Combination Agreement pursuant to which, among other things and subject to the satisfaction of the provisions thereof, Tenke shareholders will receive ● of a Lundin Common Share and $0.001 for each Tenke Class A Share in accordance with the terms of the Business Combination Agreement (the foregoing and all other transactions contemplated by the Business Combination Agreement are referred to as the "Business Combination").

B.	As an inducement to Tenke entering into the Business Combination Agreement, the Shareholder has agreed to enter into this Agreement.

NOW THEREFORE in consideration of the premises, the covenants hereinafter contained, the sum of $1.00 and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the Parties hereto), the Parties hereto hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In addition to the terms defined above, all terms used herein which are denoted with initial capital letters shall, unless otherwise expressly provided or unless there is something in the context or subject matter inconsistent therewith, have the following meanings assigned to them:

"Act" means the Securities Act (Ontario), as the same may be amended from time to time, superseded or replaced;

"Affiliate" has the meaning given to such term in the Act;

"Agreement" means this agreement among the Parties hereto together with the Schedule hereto, as the same may be amended, from time to time, and the expressions "herein", "hereof", "hereto" "above", "below" and similar expressions refer to this Agreement and, where applicable, to the Schedule hereto;

"Associate" has the meaning given to such term in the Act;

"Business Combination Agreement" means the definitive business combination agreement to be entered into by Lundin, Tenke and ● Canada Inc. contemporaneously herewith in order to effect the Business Combination; "Business Day" means a day, other than Saturday, Sunday, or a statutory or civic holiday in Vancouver, Canada or Toronto, Canada;

"Encumbrance" means any security in the nature of a security interest, mortgage, lien, charge, hypothec, assignment, pledge or other encumbrance or adverse claim of any nature whatsoever;

"Governmental Entity" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, administrative body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent or agency, commission, board, or authority of any of the foregoing; (c) any self regulatory authority or stock exchange; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"Law" or "Laws" means all laws, statutes, codes, ordinances, decrees, rules, regulations, by laws, written policies, judicial or arbitral or administrative or ministerial or departmental or regulatory judgements, orders, decisions, rulings or awards, including general principles of common and civil law, and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity or statutory body;

"Lundin Common Shares" means common shares in the capital of Lundin

"Lundin Meeting" means a special meeting of the holders of Lundin Common Shares called for the purpose of conducting and, if thought fit, approving the Resolutions and any adjournment thereof;

"Owned Securities" means Lundin Common Shares and other securities of Lundin, including Lundin securities that are directly or indirectly beneficially owned by the Shareholder or over which control or direction is exercised by the Shareholder directly or indirectly, which as at the date hereof are more particularly set forth in Schedule A, and includes any Lundin securities acquired after the date hereof;

"Party" means a party to this Agreement and "Parties" means both parties to this Agreement;

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trust, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity recognized by Law;

"Resolutions" means all resolutions relating to the Business Combination including, without limitation, the resolution approving the issue of Lundin Common Shares pursuant to the Business Combination or that are necessary or desirable in connection with the Business Combination, to be considered and, if thought fit, approved by any of the security holders of Lundin at the Lundin Meeting;

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

"Transfer" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of, or grant of a power of attorney over, such security or the beneficial ownership thereof, the offer to make or do any of the foregoing and each option, agreement, arrangement, instrument or understanding, whether or not in writing, to effect any of the foregoing; and

"Voting Securities" has the meaning ascribed thereto in Section 2.2.

1.2	Number and Gender

Words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.3	Interpretation not Affected by Headings

The division of this Agreement into Articles, Sections, subsections, clauses, subclauses and the Schedule and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

ARTICLE 2 AGREEMENTS REGARDING TRANSFER AND VOTING

2.1	Agreement not to Dispose prior to Business Combination

The Shareholder agrees that from and after the date hereof except as contemplated by the following sentence of this Section 2.1, it will not Transfer or agree to Transfer any Owned Securities other than with Tenke's prior written consent. If any Transfer is consented to by Tenke, it shall be a condition precedent to such Transfer that the transferee agree to be bound by the terms of this Agreement to the same extent as the Shareholder is bound. The Shareholder agrees that, from and after the date hereof, any Lundin securities acquired by, or over which beneficial ownership or control or direction becomes directly or indirectly exercised, shall also be subject to the provisions of this Agreement and shall be considered to be "Owned Securities" for the purposes of this Agreement.

2.2	Voting in respect of Business Combination

The Shareholder agrees that from and after the date hereof and provided that this Agreement has not been terminated in accordance with its terms, (i) at such time as Lundin conducts a Lundin Meeting or otherwise seeks approval of any of its securityholders for the purpose of approving the Resolutions, the Shareholder will vote or cause to be voted all Owned Securities over which the Shareholder has direct or indirect voting power (the "Voting Securities") in favour of approving the Business Combination Agreement and/or the Resolutions and/or any matter that could reasonably be expected to facilitate either or both of the foregoing; and (ii) the Shareholder will at any meeting of any of the securityholders of Lundin vote or cause to be voted all of the Voting Securities against, and the Shareholder will not consent to or approve, any action that would be inconsistent with the obligations of Lundin under the Business Combination Agreement or in respect of the Resolutions or the Business Combination.

2.3	Proxy in Respect of Voting Securities

If the Shareholder is unable to personally attend any meeting of securityholders of the Company in order to vote the Voting Securities in the manner contemplated by Section 2.2, then the Shareholder agrees to grant, execute and deliver to Tenke (with a copy to Lundin) at least two (2) Business Days prior to the relevant meeting of securityholders of Lundin a proxy in favour of Tenke or its nominee (if so directed by Tenke) in order that all of the Voting Securities are voted in the manner contemplated by Section 2.2.

ARTICLE 3 REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of the Shareholder

The Shareholder makes the following representations and warranties to Tenke as an inducement to Tenke to enter into this Agreement and the Business Combination Agreement and acknowledges that Tenke is relying on such representations and warranties in so doing:

(a)

the Shareholder has good and sufficient power, capacity and fight to enter into this Agreement and to complete the transactions and perform the Shareholder's obligations contemplated hereby, this Agreement has been duly executed and delivered by the Shareholder, and this Agreement is a valid and binding agreement of the Shareholder enforceable by Tenke against the Shareholder in accordance with its terms except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the fights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction;

(b)

neither the entering into of this Agreement nor the performance by the Shareholder of any of the Shareholder's obligations hereunder will constitute a breach of or violate or require any consent or constitute a default (whether after notice or lapse of time or both) under (i) any Laws to which the Shareholder or any of the Shareholder's properties or assets are subject; (ii) any mortgage, bond, indenture, agreement, instrument, obligation or any other document to which the Shareholder is a party or by which any of its properties or assets are or may become bound; or (iii) any judgement, order, injunction, decree or award of any Governmental Entity that is binding on the Shareholder;

(c)

the Shareholder directly or indirectly beneficially owns, or exercises control or direction directly or indirectly over, the number of Owned Securities set forth in Schedule A hereto (and neither the Shareholder nor any of its Associates or Affiliates holds or beneficially owns or controls, directly or indirectly, any other securities of Lundin), has the exclusive right to vote and grant proxies in respect thereof as contemplated by this Agreement and the Owned Securities are not subject to any encumbrance;

(d)

other than as contemplated by this Agreement, the Shareholder is not currently obligated to grant and has not granted and does not have outstanding any proxy in respect of any of the Owned Securities and has not granted any power of attorney or entered into any voting trust, vote pooling or other agreement with respect to the fight to vote, call meetings of securityholders or give consents or approvals of any kind in respect of the Owned Securities;

(e)

none of the Owned Securities held by the Shareholder is the subject of any commitment, undertaking or agreement, the terms of which would affect in any way the ability of the Shareholder to perform the Shareholder's obligations with respect to the Owned Securities as set out in this Agreement; and

(f)	the Shareholder is not aware of any current discussions between the Company, its Affiliates and/or Associates and any Person with respect to any Tenke Competing Proposal.

ARTICLE 4
TERMINATION

4.1	Termination

This Agreement shall terminate on the earliest to occur of the following:

(a)	the date upon which the Business Combination is completed;

(b)	the date upon which Tenke and the Shareholder mutually agree to terminate this Agreement or Tenke terminates this Agreement in its sole discretion;

(c)	the Business Combination Agreement is terminated by Lundin or Tenke in accordance with its terms; or

(d)	the Termination Date (as defined in the Business Combination Agreement).

The obligations of the Parties under Section 5.1 hereof shall survive the termination of this Agreement, notwithstanding anything herein to the contrary.

ARTICLE 5 GENERAL

5.1	Disclosure

No press release or other disclosure (public or otherwise) with respect to the existence or details of this Agreement, the Business Combination, Tenke or the business and affairs of Tenke shall be made by the Shareholder without the prior written consent of Tenke, except to the extent required by applicable Laws.

5.2	Assignment

Tenke may assign its fights under this Agreement to any of its Affiliates provided that Tenke shall remain liable for the performance of its obligations hereunder. This Agreement shall not be assignable by the Shareholder hereto without the prior written consent of Tenke. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the Parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives, as the case may be.

5.3	Expenses

All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such expenses.

5.4	Damage Provisions

The Shareholder acknowledges and agrees that this Agreement is an integral part of the transactions contemplated in respect of the Business Combination and that Tenke would not contemplate entering into the Business Combination Agreement and participating in the Business Combination unless this Agreement was executed, and that a breach by the Shareholder of any covenant or other obligation contained in this Agreement will cause Tenke to sustain irreparable and immediate harm and injury for which Tenke would not have an adequate remedy at law for monetary damages and for which Tenke could not be made whole by monetary damages. It is accordingly agreed that in the event of any breach hereof by the Shareholder, (i) Tenke shall be entitled, in addition to any other remedy to which it may be entitled at law or in equity, to the remedy of specific performance of this Agreement and/or preliminary or permanent injunctive and other equitable relief; (ii) the Shareholder will waive, in any action for specific performance, injunctive relief and/or any other equitable remedy, the defence of adequacy of a remedy at law; and (iii) the Shareholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any injunctive or other equitable relief.

5.5		Exercise of Rights

All fights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise of any thereof by any Party shall not preclude the simultaneous or later exercise of any other such right, power or remedy by such Party. The failure of any Party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect hereof at law or in equity, or to insist upon compliance by the other Party hereto with its obligations hereunder, and any custom or practice of the Parties at variance with the terms hereof, shall not constitute a waiver by such Party of its right to exercise any such or other right, power or remedy or to demand such compliance.

5.6		Time

Time shall be of the essence of this Agreement.

5.7		Notice

Any notice, demand or other communication required or permitted to be given or made hereunder shall be in writing and shall be delivered personally or by courier (delivery confirmed) during normal business hours on a Business Day at the relevant address set forth below or sent by facsimile or other means of recorded electronic communication (provided such transmission is confirmed), in the case of:

	(a)	the Shareholder, addressed at the address set forth in Schedule A;

	(b)	Tenke, addressed as follows:

Tenke Mining Corp. Suite 2101-885 West Georgia Street Vancouver, British Columbia V6C 3E8 Attention: Paul Conibear, President and Chief Executive Officer Facsimile: (604) 689-4250

Any notice, demand or other communication so, given shall be deemed to have been given or made and received on the day of delivery, if so delivered, and on the day of sending by facsimile or other means of recorded electronic communication (provided such day is a Business Day and, if not, on the first Business Day thereafter). Any Party may from time to time change its address for notice by notice to the other Party hereto given in the manner aforesaid.

5.8	Governing Law

This Agreement and the rights and obligations of the Parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Each Party hereto irrevocably attorns and submits to the non exclusive jurisdiction of the courts of the Province of British Columbia with respect to any matter arising hereunder or related hereto.

5.9	Entire Agreement

This Agreement, together with the Business Combination Agreement, shall constitute the entire agreement between the Parties hereto with respect to the subject matter hereof and there are no warranties, representations, terms, conditions or collateral agreements with respect to the subject matter hereof, express or implied, between Tenke on the one hand and the Shareholder on the other hand, other than as expressly set forth in this Agreement.

5.10	Further Assurances

Each Party hereto shall, from time to time, execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the completion of the Business Combination, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

5.11	Amendment and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by both of the Parties hereto and no waiver of any breach of any term or provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

5.12	Counterparts

This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument, and may be delivered by any Party by facsimile.

5.13	Severability

If any provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

5.14	Independent Legal Advice

The Shareholder acknowledges that:

(a)	the Shareholder has read this Agreement in its entirety, understands this Agreement and agrees to be bound by its terms and conditions;

(b)	the Shareholder has been advised to seek independent legal advice with respect to the Shareholder executing and delivering this Agreement and has received such advice or has, without undue influence, elected to waive the benefit of any such advice; and

(c)	the Shareholder is entering into this Agreement voluntarily.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

SIGNED, SEALED AND DELIVERED, in the presence of:	)
)
)
)
)
Witness Name:	)		name of shareholder

TENKE MINING CORP.

By:
Name:

SCHEDULE A
OWNED SECURITIES

The following chart indicates the number of Owned Securities beneficially owned, directly or indirectly, by the Shareholder or over which the Shareholder exercises control or direction directly or indirectly (please provide the details of any indirect ownership).

Name of Shareholder, Address	Number of	Number and Type of
and Facsimile Number	Lundin Shares	Lundin Securities

●	●	[Options]
In care of:
●		●
Facsimile: ●